Filed pursuant to General Instruction II.L.

of Form F-10; File No. 333-184653

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This prospectus supplement, together with the short form base shelf prospectus dated November 7, 2012 (the “Prospectus”) to which it relates, and each document incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in the Prospectus and this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated by reference therein and herein may be obtained on request, without charge, from the Chief Financial Officer of Coastal Contacts Inc. at its head office at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, Telephone: (604) 676-1551, and are also available electronically at www.sedar.com.

This offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare the Prospectus and this Prospectus Supplement in accordance with Canadian disclosure requirements.  Prospective investors should be aware that such requirements are different from those of the United States.  The audited consolidated annual financial statements for the year ended October 31, 2012 and the unaudited condensed consolidated interim financial statements for the three months ended January 31, 2013 incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  The Company’s financial statements are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada.  Such consequences may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of its officers and directors are residents of a foreign country, that some of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States.  See “Enforceability of Certain Civil Liabilities” in this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

PROSPECTUS SUPPLEMENT

to the Short Form Base Shelf Prospectus dated November 7, 2012

New Issue	March 26, 2013

COASTAL CONTACTS INC.

U.S.$18,000,000

3,000,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”) qualifies the distribution of 3,000,000 common shares (the “Offered Shares”) of Coastal Contacts Inc. (the “Company”, “we”, “our”, “us”, “Coastal” or “Coastal Contacts”) at a price (the “Offering Price”) of U.S.$6.00 per common share (the “Offering”).  The Offered Shares are being offered by Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC (the “Underwriters”).  The Offering Price was determined by negotiation between the Company and the Underwriters.  After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may sell the Offered Shares to the public at prices below the Offering Price.  Any such reduction will not affect the proceeds received by the Company.

The Company’s outstanding common shares (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “COA” and on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “COA”.  On March 25, 2013, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and NASDAQ was $6.54 and U.S.$6.40, respectively.  We have applied to the TSX and NASDAQ to list the Offered Shares to be issued by the Company on the Closing Date (as defined herein).  Listing will be subject to the Company fulfilling all the listing requirements of the TSX and NASDAQ.

The Offering Price is in United States dollars.

Price: U.S.$6.00 Per Common Share

	Price to Public	Underwriters’ Fees (3)	Net Proceeds to the Company (1)(2)
Per Common Share	U.S.$6.00	U.S.$0.42	U.S.$5.58
Total	U.S.$18,000,000	U.S.$1,260,000	U.S.$16,740,000

(1)              After deducting the Underwriters’ fees, but before deducting the expenses relating to the Offering, estimated to be $400,000.  The expenses of the Offering will be paid solely by us, as provided in the Underwriting Agreement (as defined herein).  See “Plan of Distribution” in this Prospectus Supplement.

(2)              If the Over-Allotment Option (as defined below) is exercised in full, the total number of Offered Shares under the Offering will be 3,450,000, the total Price to Public, Underwriters’ Fees and Net Proceeds to the Company (before deducting expenses of the Offering) will be U.S.$20,700,000, U.S.$1,449,000 and U.S.$19,251,000, respectively.

(3)              See “Plan of Distribution” in this Prospectus Supplement for a description of the compensation payable to the Underwriters.

We have agreed to grant to the Underwriters an option (the “Over-Allotment Option”) allowing the Underwriters to purchase up to an additional 450,000 Common Shares from treasury (the “Over-Allotment Shares”) at a price of U.S.$400,000 per Over-Allotment Share on the same terms and conditions as the Offering.  The Over-Allotment Option may be exercised by the Underwriters, in whole or in part, at any time within a period of 30 days following the closing of the Offering, solely to cover over-allotments, if any, and for market stabilization purposes.  This Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.  A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement and the accompanying Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  See “Plan of Distribution” in this Prospectus Supplement and the table below.

Underwriters’ Position	Number of Securities Available	Exercise Period	Exercise Price

Over-Allotment Option	450,000 Common Shares	Any time within 30 days after the closing of the Offering	U.S.$6.00 per Common Share

Investing in the Offered Shares involves certain risks.  The risks outlined in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors.  See “Risk Factors” in this Prospectus Supplement and in the accompanying Prospectus.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by us in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” herein and subject to the approval of certain legal matters on our behalf by our Canadian counsel Cassels Brock & Blackwell LLP and our United States counsel Neal, Gerber & Eisenberg LLP, and on behalf of the Underwriters by the Underwriters’ Canadian counsel Davis LLP and United States counsel Goodwin Procter LLP.  See “Plan of Distribution” in this Prospectus Supplement.  Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.  The Underwriters may offer the Offered Shares at lower prices than stated above.  See “Plan of Distribution” in this Prospectus Supplement.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.  The closing of the Offering is expected to occur on or about April 1, 2013 (the date on which closing occurs being the “Closing Date”).

It is anticipated that the Offered Shares will be issued in “book-entry only” form and be represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and The Depository Trust Company (“DTC”), as directed by the Underwriters, and will be deposited with CDS or DTC, as the case may be.  Beneficial holders of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares is acquired.  If “book-entry only” settlement is unavailable or in certain limited circumstances, holders will receive definitive certificates representing their interests in the Offered Shares.

S-ii

Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside the United States and Canada.

The Company’s head office is located at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7 and its registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

Roth Capital Partners	Craig-Hallum Capital Group

S-iii

S-iv

GENERAL

As of the date hereof, the Company has the following four material, wholly-owned operating subsidiaries: Lenslogistics AB, which is organized under the laws of Sweden, Asianzakka Pte Ltd., which is organized under the laws of Singapore, and Lensway BV and Condis BV, both of which are organized under the laws of the Netherlands.  In this Prospectus Supplement, references to “we”, “our”, “us”, the “Company”, “Coastal” or “Coastal Contacts”, refer to Coastal Contacts Inc. and its subsidiaries, unless specifically noted or the context otherwise requires.

This document is in two parts.  The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein.  The second part is the accompanying Prospectus, which provides more general information, some of which may not apply to the Offering.  This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering.  This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus.  Before investing, you should carefully read both this Prospectus Supplement and the accompanying Prospectus together with the additional information about the Company to which we refer you in the sections of this Prospectus Supplement entitled “Documents Incorporated by Reference” and “Where You Can Find More Information”.  References to “the Prospectus” include the documents incorporated by reference in the short form base shelf prospectus of the Company dated November 7, 2012.  References to “this Prospectus Supplement” include the Prospectus.

You should only rely on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus.  Neither we nor the Underwriters have authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information appearing in this Prospectus Supplement or the accompanying Prospectus or information incorporated by reference herein or therein is accurate only as of the date of this Prospectus Supplement, the accompanying Prospectus or the incorporated document, as the case may be.  Our business, operating results, financial condition and prospects may have changed since those dates.  The Company does not undertake to update the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, except as required by law.

This Prospectus Supplement and the documents incorporated herein by reference contain company names, product names, trade names, trademarks and service marks of Coastal and other organizations, all of which are the property of their respective owners.

Unless specifically stated otherwise, the information in this Prospectus Supplement is based on the assumption that the Underwriters will not exercise the option to purchase any Over-Allotment Shares and excludes (a) 2,800,583 Common Shares reserved for issuance upon the exercise of stock options outstanding as of March 25, 2013, and (b) 796,261 Common Shares reserved for issuance upon the exercise of stock options remaining available for grant under the Company’s stock option plan as of March 25, 2013.

EXPLANATORY NOTE RELATED TO SHARE CONSOLIDATION

On August 30, 2012, the Company filed Articles of Amendment to give effect to a share consolidation on the basis of two pre-consolidation Common Shares for each one post-consolidation Common Share (the “Consolidation”).  See “Recent Developments — Consolidation” in the Prospectus.  The Company’s issued and outstanding stock options were adjusted to give effect to the Consolidation.  All data relating to numbers of Common Shares, prices of Common Shares, numbers of stock options and exercise prices of stock options set forth in this Prospectus Supplement and the accompanying Prospectus (excluding the documents incorporated by reference herein and therein) have been adjusted to give retroactive effect to the Consolidation.  For the purpose of giving retroactive effect to the Consolidation, we have rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down.  As a result of such rounding, actual amounts may differ.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933 (the “Securities Act”), Section 21E of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995, or in releases made by the SEC, all as may be amended from time to time, and the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements.  Without limitation, such forward-looking information and statements in this Prospectus Supplement and the accompanying Prospectus include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate.  Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Assumptions underlying our expectations regarding forward-looking information and statements contained in this Prospectus Supplement and the accompanying Prospectus and include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel.  The foregoing list of assumptions is not exhaustive.

Persons reading this Prospectus Supplement are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information.  These factors include, but are not limited to:

•                  changes in the market;

•                  potential downturns in economic conditions;

•                  consumer credit risk;

•                  our ability to implement our business strategies;

•                  competition from traditional and online retailers;

•                  limited suppliers;

•                  limited availability of inventory;

•                  disruption in our distribution facilities;

•                  mergers and acquisitions;

•                  foreign currency exchange rate fluctuations;

•                  regulatory requirements;

•                  demand for contact lenses, eyeglasses and related vision care products;

•                  the risk that we will not be successful in defending against litigation;

•                  dependence on the Internet; and

•                  the other factors referred to under the heading “Risk Factors” in this Prospectus Supplement.

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of Canada.  All or a substantial portion of our assets are located outside of the United States and some or all of our officers and directors are residents of Canada or otherwise reside outside of the United States, some or all of the Underwriters or experts named herein may reside outside of the United States, and all or a substantial portion of their assets may be located outside of the United States.  The Company has appointed an agent for service of process in the United States, but it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

The Company has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes.  The Company has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, in relation to the registration statement on Form F-10 relating to the Offering, an appointment of agent for service of process on Form F-X.  Under the Form F-X, we have appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of, related to or concerning the Offering.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to “$”, “CDN$” and “dollars” in this Prospectus Supplement refer to Canadian dollars, unless otherwise stated.  References to “U.S.$” in this Prospectus Supplement refer to United States dollars.  The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the United States dollar at the end of such period and the highest, lowest and average exchange rates for such period (such rates, which are expressed in Canadian dollars, are based on the nominal noon exchange rate for United States dollars reported by the Bank of Canada).

	Three Months Ended January 31	Years Ended October 31
	2013	2012	2011	2010
End of Period	$1.0008	$1.0004	$1.0065	$0.9815
High	$1.0164	$1.0299	$1.0583	$1.0039
Average	$1.0070	$0.9954	$1.0134	$0.9637
Low	$0.9923	$0.9536	$0.9430	$0.9278

On March 25, 2013, the Bank of Canada nominal noon exchange rate for the purchase of one United States dollar using Canadian dollars was $1.0218 ($1.00 = U.S.$0.9787).

Investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values.  Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

NON-IFRS MEASURES

We measure the success of our strategies using a number of key performance indicators that are not measurements in accordance with IFRS.  Important details in respect of these measures, including how they are defined and calculated, are included in our management’s discussion and analysis (“MD&A”) in respect of or in our annual audited consolidated financial statements or unaudited condensed consolidated interim financial statements incorporated by reference in the Prospectus and this Prospectus Supplement. None of these measures should be considered as an alternative to any measure of performance calculated in accordance with IFRS. In general, we present these additional measures as we believe our investors may use these figures to make more informed investment decisions about us and they allow us to more effectively measure our performance against our operating strategy as well as against the results of our peers and competitors. Similarly titled measures presented by other companies may have a different meaning and may not be comparable. For a further discussion of why and how we present these measures, see the section entitled “Supplemental Non-IFRS Measures and Definitions” in our MD&A in respect of or in our annual audited consolidated financial statements or unaudited condensed consolidated interim financial statements incorporated by reference in the Prospectus and this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering.  Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full particulars thereof.

Copies of the documents incorporated by reference herein may be obtained on request, without charge, from the Chief Financial Officer of Coastal Contacts Inc. at our head office at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, telephone (604) 676-1551, and are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following documents filed by us with the securities regulatory authorities in British Columbia, Alberta, Manitoba, Ontario and Québec and filed with on furnished to the SEC under the Exchange Act are specifically incorporated by reference into, and form an integral part of, the Prospectus and this Prospectus Supplement:

(a)                                 our annual information form dated December 19, 2012 (the “Annual Information Form”) for the fiscal year ended October 31, 2012;

(b)                                 our audited consolidated annual financial statements as at October 31, 2012, October 31, 2011 and November 1, 2010 and for the years ended October 31, 2012 and October 31, 2011, together with the auditors’ report thereon and the notes thereto;

(c)                                  our management’s discussion and analysis of the financial condition and results of operations for the year ended October 31, 2012;

(d)                                 our unaudited condensed consolidated interim financial statements as at January 31, 2013 and for the three months ended January 31, 2013 and 2013, together with the notes thereto;

(e)                                  our management’s discussion and analysis of financial condition and results of operations for the three months ended January 31, 2013;

(f)                                   our management information circular dated January 28, 2013 prepared in connection with the annual and special meeting of shareholders of the Company held on February 28, 2012; and

(g)                                  our material change report filed on November 14, 2012 relating to the Company’s proposed equity offering which subsequently did not proceed.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus under National Instrument 44-101 — Short Form Prospectus Distributions filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and the Prospectus.  These documents will be available on SEDAR, which can be accessed at www.sedar.com.  In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Prospectus pursuant to this paragraph is also included in any report filed with or furnished to the SEC by us on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus Supplement, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part.  Further, we may incorporate by reference into the registration statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.  Our periodic reports on Form 6-K and our annual reports on Form 40-F are available at the SEC’s website at www.sec.gov.

Any statement contained in this Prospectus Supplement and the accompanying Prospectus, or in any document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement and the accompanying Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement.  Any statement so modified shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified.  Any statement so superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

RISK FACTORS

An investment in the Offered Shares involves a high degree of risk.  Prospective investors should carefully consider the following risks, as well as the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein before investing in the Offered Shares.  Prospective investors should carefully consider the factors set out under “Risk Factors” in the accompanying Prospectus, in the Annual Information Form (which is incorporated by reference herein) and the factors set out below in evaluating the Company and its business before making an investment in the Offered Shares.  If any of such risk factors actually occurs, the Company’s business, financial condition, liquidity, results of operations and prospects could be materially harmed.  Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business, financial condition, liquidity, results of operations and prospects.

Risks Related to the Global Economic Crisis

Risk of Continued Economic Crisis

In 2008, the world’s industrial nations entered into a severe economic and liquidity crisis.  While certain regions have recovered or shown signs of recovery, others remain in a recessionary economic state with uncertainty in terms of the timing of any resolution to these issues.  This crisis is having a broad impact on the world’s economy, with uncertain results and heightens the risks we outline in this Prospectus Supplement.  During 2012, certain European markets experienced further economic turmoil and approached insolvency.  This has put tremendous pressure on the Euro and certain other currencies in which we trade.  Due to the speed, size, scope, volatility and severity of the crisis, we may be unable to accurately predict the impact it will have on our revenues and share price.

For example, beginning in fiscal 2008 and through to the end of our third fiscal quarter of 2012, we experienced significant volatility in foreign exchange rates.  This could continue in the future and could materially change our revenues, margins and input costs in certain markets.  The economic crisis could significantly impact our suppliers, including their access to product and financing.  We have customers in countries exposed to the credit crisis and our customers worldwide may have difficulty affording our products.

In addition, we have material subsidiaries that operate, and are accounted for, as self-sustaining operations.  As such, the volatility in foreign exchange rates described above may also have a material adverse effect on our balance sheet and comprehensive income.

Risks Related to the Company

Our Growth and Operating Results may Fluctuate

We may experience significant fluctuations in our operating results and rate of growth.  Our evolving business model and the unpredictability of demand in our industry make it difficult for us to accurately forecast the level or source of our revenues and our rate of growth.  We believe that, because of these factors, historical trends and quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indicator of our future performance.  In the past, our operating results have sometimes been, and it is likely that in some future quarter or quarters they will be, below the expectations of investors and securities analysts.  In that event, the price of the Common Shares may fall substantially and investors may lose all or a part of their investment.

Our revenue growth and profitability depend on the continued growth of demand for the products we offer.  Demand for many of our products and, therefore, our business, is affected by changes in consumer preferences, general economic and business conditions and world events.  A softening of demand, for whatever reason, may result in decreased revenue or growth.  Revenue growth may not be sustainable and our company-wide and by-segment percentage growth rates may decrease in the future.

In 2008, we entered the eyeglasses business.  While our results in the eyeglasses business, so far, appear promising we may not be able to continue growing at the same rate or build a successful and sustainable business in this market.  Our success is dependent on a limited number of suppliers, our assembly and distribution processes, as well as new marketing processes.  There is no assurance that we will be able to acquire customers in a cost-effective manner.  We may invest in capital equipment, technology and processes that are not ultimately suitable for the business and we may not be able to recruit the specialized employees required to achieve our production capacity goals in this business.  It is possible that we could experience inconsistencies in terms of quality, access to inventory and delivery times from our suppliers.  We may face more asserted or established competition as prescription eyeglasses sales represent a much greater proportion of our competitors’ revenues and profits than do contact lenses.  This competition may be in the form of increased advertising, lower retail pricing, legal challenges, regulatory challenges and lobbying, supplier lock-ups or other unforeseen strategies.

Our revenues, predictions and operating results have varied significantly in the past and may vary significantly from quarter-to-quarter due to a number of factors, including:

•                        our ability to retain customers, cause existing customers to return and make additional purchases, increase sales to existing customers, increase average order values in respect of existing customers, attract new customers and satisfy our customers’ demands;

•                        the frequency and size of customer orders and the quantity and mix of products our customers purchase;

•                        changes in consumer acceptance and usage of the Internet, online services and e-commerce;

•                        changes in fashion and customer preferences as it relates to our eyeglasses selection;

•                        the prices we charge for our products and for shipping those products, or changes in our pricing policies or the pricing policies of our competitors;

•                        the extent to which we offer free shipping or other promotional discounts to customers;

•                        the extent to which the current economic conditions restrict spending on our products;

•                        our ability to procure inventory at reasonable prices, if at all, manage inventory and fulfill orders;

•                        technical difficulties, system downtime or interruptions;

•                        our actual or expected return on marketing spending;

•                        timing and costs of upgrades and developments in our systems and infrastructure;

•                        timing and costs of marketing and other investments;

•                        disruptions in service by shipping carriers;

•                        our ability to estimate customer debt default rates;

•                        the introduction by our competitors of websites, products or services;

•                        changes in tax rates, regulations, estimates, assessments or rulings;

•                        the extent of marketing or other reimbursements available from third parties;

•                        an increase in the price of fuel, which is used in the transportation of packages, or an increase in the prices of other energy products, primarily natural gas and electricity, which are used by our operating facilities and our suppliers’ operating facilities;

•                        the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•                        changes in government regulation or the effects of certain licensing and regulatory bodies’ lobbying or legal action surrounding the sale of contact lenses and eyeglasses;

•                        actual or expected foreign exchange rates; and

•                        current economic conditions and world events.

In addition, our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are fixed in the short-term.  As a result, a delay in generating or recognizing revenue for any reason could result in substantially adverse operating results.

We have grown very rapidly and we need to manage changing and expanding operations.  In the past, much of our growth has come from the acquisition of other companies.  Our past growth has placed, and it is expected that our anticipated future operations and expansion will continue to place, a significant strain on our managerial, operational, financial and other resources.  Some of the administrative and operational challenges we have faced in the past as a result of our expansion include the management of an expanded number of product offerings, the assimilation of financial reporting systems, technology and other systems of acquired companies, increased pressure on senior management and increased demand on our systems and internal controls.  Our ability to manage our operations and expansion effectively depends on the continued development and implementation of plans, systems and controls that meet our operational, financial and management needs.  If we are unable to develop or implement these plans, systems or controls or otherwise manage our operations and growth effectively, we will be unable to increase or maintain gross margins or achieve sustained profitability, and our business could be harmed.

Our market is subject to rapid changes in technology and the business environment.  We may adjust our strategies in response to these changes by changing, divesting or discontinuing organically developed or acquired systems, operations or businesses that may no longer be consistent with the business environment or our strategies.  Such changes could have a material impact on our operating results.

Limited History of Profits

We have had a net loss in two of the last four annual audited reporting periods, and there is no assurance that we will not generate losses in the future or that profitability will be sustained.  As a result, our share price may decline and investors may lose all or a part of their investment in the Common Shares.

Risks Related to Supply

Product cost is our largest expense.  In the past, certain major contact lens manufacturers have refused to sell their products to direct marketers and have sought to prohibit others from doing so.  We have purchased in the past and our continuing current practice is to purchase a portion of our products from distributors who may be subject to re-sale restrictions from manufacturers.  We may not be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet existing or anticipated demand, and any such inability could have a material adverse effect on our business, financial condition and results of operations.

The branded eyeglass frames market is also dominated by a very small number of manufacturers that license various brands.  Similar to contact lens manufacturers, certain of these eyeglass frame suppliers and their distributors have previously refused to sell their products to direct marketers, including us, and have sought to prohibit others from doing so.  Some eyeglass frame suppliers have their own direct-to-consumer channels which compete with us.  We have purchased in the past and our continuing current practice is to purchase many products from distributors, some of which may be subject to re-sale restrictions from manufacturers which are intended to try to limit their ability to sell to online retailers, including us.

We have four suppliers who historically account for the majority of our contact lens inventory purchases.  In the event that several of these suppliers can no longer supply us with contact lenses, we may not be able to secure other adequate sources of supply at all or on favourable terms.  Such occurrences could adversely affect our business by increasing costs or, in the event adequate replacement supply cannot be secured, reducing net sales.  We have several suppliers that supply us with the components required in our assembly of glasses.

We are reliant on our suppliers to control the quality of both contact lenses and eyeglasses components.  Our reputation for delivering product of high quality to our customers quickly and efficiently is dependent on their ability to control product quality and identify defects.  Significant failures of product quality on the part of our suppliers could affect our reputation and impact our revenues from existing customers and our ability to grow our customer base.

We purchase our contact lens and eyeglass components both from manufacturers and a wide variety of suppliers.  We have experienced purchasers on-staff and long-standing relationships with some suppliers.  However, we could still be supplied with products that are counterfeit reproductions, do not meet applicable quality standards and regulatory requirements, or that potentially violate U.S. federal and state laws and applicable laws in other jurisdictions.  Sale of such counterfeit products may expose us to legal claims and, although we maintain liability insurance, we cannot be certain that our coverage will be adequate for any such liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

In addition, while we have internal measures in place to verify the authenticity of products sold on our websites and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, these internal measures may not always be effective.  In the event that counterfeit products or products that infringe upon third-party intellectual property rights are sold on our website, we could face claims that we should be held liable for selling counterfeit products or infringing on such third-party intellectual property rights.  Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.  We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all.

Inventory Risks

We must maintain sufficient inventory levels to operate our business successfully and meet our customers’ expectations that we will have the products they order in stock.  However, we must also guard against the risk of accumulating excess inventory.  We are exposed to inventory risks as a result of rapid changes in product cycles, changes in consumer tastes, changes in wholesale pricing and foreign exchange rates, impairments of the general consumer economic environment, expiration of packaged contact lenses which have a limited shelf life, uncertainty of success of product launches, manufacturer backorders and other vendor-related problems.  In order to be successful, we must accurately predict these trends and events, which we may be unable to do successfully, and avoid over-stocking or under-stocking products.  Since introducing eyeglasses, changes in fashion and customer preferences have become a more important risk factor to us relating to inventory.  Excess inventory could lead to inventory obsolescence, but insufficient inventory could harm our customer relationships and profits and require us to make split shipments for backordered items or pay for expedited delivery from the manufacturer if we have insufficient inventory.

Consumer Credit Risk

We offer certain customers, in certain regions, the option of paying for their orders after they have been delivered, which exposes us to credit default risk.  If customers fail to honour such debts in excess of our estimated default rates, our business could be adversely affected.

Loss of Customer Database

Although our customer database is regularly replicated, and these back-ups are stored off-site, the customer database is still potentially at risk from fire, flood, earthquake, computer systems failure and theft.  In the event of a partial or total loss of our customer database, we would not be able to readily market our products, or remind customers to re-order lenses, which may decrease sales.  Additional costs may also be incurred in restoring our database, also decreasing our profitability.

Acquisitions Risk

Our future growth strategy depends in part on our ability to acquire complementary or strategic businesses or assets.  Any such acquisition could result in dilution, operating difficulties, difficulties in integrating acquired businesses and other adverse consequences.

We may acquire, and have in the past acquired, complementary or strategic businesses, technologies, services and products as part of our strategy to increase our net sales and customer base.  The process of integrating these acquisitions into our business and operations, and the integration of any future acquired business, technology, service or product, may result in unforeseen operating difficulties and expenditures.  The integration of any future acquisition also requires significant management resources that would otherwise be available for operation, ongoing development and expansion of our business.  To the extent that we miscalculate our ability to integrate and properly manage acquired businesses, or we depend on the continued service of acquired personnel who choose to leave, we may have difficulty in achieving our operating and strategic objectives.  In addition, we may not realize the anticipated benefits of any acquisition.

We continue to actively seek acquisition opportunities.  We may be unable to identify suitable acquisition opportunities or to negotiate and complete acquisitions on favourable terms, or at all.  In addition, any future acquisitions may require substantial capital resources and we may need to obtain additional capital or financing from time to time to fund these activities.  This could result in potentially dilutive issuances of our securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operation.  Sufficient capital or financing for our acquisition activities may not be available to us on satisfactory terms, or at all.

Disruption in Distribution and Assembly Facilities

We conduct all of our fulfillment operations from our distribution facilities in Vancouver, British Columbia, Canada; Stockholm, Sweden; Blaine, WA, USA; and Sydney, Australia.  Any significant disruption of these centres’ operations will adversely affect our ability to make timely delivery of our products.  A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, server failure, power failure or systems failure, terrorist attack or other comparable event at these facilities could cause interruptions or delays in our business and loss of inventory and could render us unable to process or fulfill customer orders in a timely manner, or at all.  Further, our insurance may not adequately compensate us for losses that may occur.  In the event that a significant part of any of these facilities was destroyed or our operations were interrupted for any extended period of time, our business, financial condition and operating results would be harmed.

We assemble custom made eyeglasses on our premises using sophisticated equipment.  Our business depends on the safe and continued operation of this equipment in order to assemble these eyeglasses for our customers.  Increases in the demand for our eyeglasses would result in a need for additional equipment to sustain the rate of assembly required to ship product to customers in an acceptable time frame.  In the event that such equipment is unavailable and we are unable to secure trained operators of this equipment, our business, financial condition and operating results would be harmed.

In order to capitalize on the international marketplace for contact lenses, we may require additional overseas distribution facilities to offset the high shipping costs that customers in these markets currently incur.

Operation of Distribution Centres

If we are unable to optimize management of our distribution centres, we may be unable to meet customer expectations.  Because it is difficult to predict sales volume, we may be unable to manage our facilities in an optimal way, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity.  In addition, failure to effectively control product damage and shrinkage through effective security measures and inventory management practices could adversely impact our operating margins.  In addition, if we need to increase our distribution capacity sooner than anticipated, that expansion would require additional financing that may not be available to us on favourable terms when required, or at all.

We are dependent on a limited number of fulfillment and distribution partners.  If we are unable to expeditiously and cost-effectively obtain shipments of products from our vendors and deliver merchandise to our customers, our business and results of operations may be harmed.  We cannot control all of the various factors that might affect our timely and cost-effective procurement of products from our vendors and delivery of products to our customers.  We also rely on a limited number of third party carriers for shipments of products to and from our distribution facilities and to customers.  We are therefore subject to the risks, including increased fuel costs, security concerns, labour disputes, union organizing activity, and inclement weather, associated with our carriers’ ability to provide product fulfillment and delivery services to meet our distribution and shipping needs.  Failure to procure and deliver merchandise, either to us or to our customers in a timely and accurate manner, will harm our reputation, our business and our results of operations.  In addition, any increase in fulfillment costs and expenses could adversely affect our business and operating results.  Our operating results could also be materially adversely affected if the governments of the United States, Sweden, Norway, Denmark, Finland, Japan, Australia, the United Kingdom and the Netherlands or the various other countries in which we sell our products implement or enforce stricter importation controls.

Capital Expansion and Debt

We are rapidly expanding our eyeglasses manufacturing laboratories with additional personnel and significant capital expenditures.  Laboratories of the size and complexity that we have built are uncommon in the online optical retail business and some of our resultant fixed costs are higher than other retailers in our industry.  Accordingly, our business model relies on much higher unit volumes and lower average selling prices than is typical of the online optical retail industry.  Our labs require significant manufacturing and growth management expertise, financial capital and warehouse improvements.  We may not be effective in creating efficient and effective manufacturing facilities and we may not achieve the production capacity levels we anticipate in a cost effective manner or at all.  Some of our expansion is financed with bank debt and capital leases.  This financing is repayable in the future from our cash balances.  We may not be able to refinance these loans on favourable terms in the future, or at all.

Brand, Product and Service Awareness

If our marketing efforts are not effective in attracting and retaining customers at an acceptable cost, we will be unable to achieve sustained profitability and, if we do not establish our brand and increase awareness of our products and services, we may not build a critical mass of customers.  Promoting and positioning our brand depends largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences.  To promote our brand and our products and services, we have incurred and expect to continue to incur substantial expense in our marketing efforts to attract and retain customers.  Our brand campaign may be less successful than we anticipate, and our other promotional activities may not be effective at building our brand awareness and customer base to the extent necessary to generate sufficient revenue to become profitable.  Search engine advertisements and other online marketing initiatives comprise a substantial part of our marketing efforts and our success depends, in part, on our ability to manage costs associated with these initiatives or find other channels to acquire and retain customers cost-effectively.  The demand for and cost of some of the online advertising we use has been increasing and may continue to increase.  An inability to acquire and retain customers at a reasonable cost could make our market uneconomical and would increase our operating costs and prevent us from being profitable.  Furthermore, as our marketing efforts increase and our brand awareness increases, the risks relating to the misappropriation of our brands and trademarks also increase.  Should a competitor or other entity be successful in misappropriating our brands or trademarks, this could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Key Executives

We are dependent to a large degree on the services of our senior management team.  The loss of any of our key executives could have a material adverse effect on us.  Our ability to manage our anticipated growth will depend on our ability to identify, hire and retain highly skilled management and technical personnel.  Competition for such personnel is significant.  As a result, there can be no assurance that we will be successful in attracting and retaining such personnel.  Failure to attract such personnel could have a material adverse effect on our business, financial condition and results of operations.

Third Party Reliance for Shipping and Payment Processing

We rely heavily on third party mail and courier delivery organizations to deliver our products to customers both domestically and internationally and receive a significant portion of our payments from customers using credit cards or other electronic payment methods.  Increases in shipping, postal or payment processing rates could have a material adverse effect on our operating results as we may not be able to effectively pass such increases on to our customers.  In addition, strikes or other service interruptions by service providers could adversely affect our ability to market, deliver and collect on our sales on a timely basis.

Foreign Exchange Fluctuations

A majority of our sales and costs are denominated in currencies other than the Canadian dollar.  In addition, we have a self-sustaining foreign operation in Europe with its own functional currency.  Our operating results are significantly subject to foreign currency exchange rate fluctuations between these currencies and the currencies in which we sell, purchase or hold assets.  In particular, a weakening of the Canadian dollar relative to the United States dollar and a strengthening of the Canadian dollar relative to other world currencies could have a material adverse effect on our operating results.

Tax Complexity

We market and sell products and operate our business in a number of tax jurisdictions worldwide.  Each jurisdiction has its own sales tax, value added tax and income tax regimes.  These rules are complex and generally different in each jurisdiction.  The complexity of our multinational corporate structure could subject us to unforeseen income and commodity tax exposure.  In addition, some jurisdictions have sought to impose sales tax collection obligations on out-of-jurisdiction direct marketing companies such as ours.  A successful assertion by one or more jurisdictions that we must, or should have, collected more sales tax than we currently collect or that we are subject to additional income tax could materially and adversely affect our operating results and could require us to increase the price of our products to our customers, which could adversely affect our business, financial condition and results of operations.

Product Liability Exposure

We sell optical products to the general public, including private label products.  Consequently, we have exposure to product liability and personal injury claims related to those products.  While we maintain product liability insurance, such coverage may be inadequate to cover any liabilities we incur.  Product liability or personal injury claims brought against us could result in diverted management time, significant adverse publicity and could be costly to defend or settle.  Such costs not covered by or in excess of the available insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Protection of Domain Names

We hold various domain names, including, coastal.com, lensway.com, justeyewear.com, clearlycontacts.ca, clearlycontacts.com.au, clearlycontacts.co.nz, contactsan.com, yasuilens.com, maxlens.com, coastallens.com, lensway.se, lensway.fi, lensway.nl, lensway.no, lensway.co.uk and lensway.com.br, which are critical to the operation of our business.  We cannot practically acquire rights to all domain names similar to ours or to those of our brands, whether under existing top level domains or those which may be issued in the future.  If third parties acquire rights to use similar domain names, our brands may be damaged and we may lose sales.  In addition, we have customary contractual rights to the use of our domain names, but if we were to lose our rights, the loss could have a material adverse effect on our business operations and results of operations.

Infringement of Intellectual Property Rights of Third Parties

Other parties may claim that we infringe their proprietary rights.  We may be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties.  Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.  We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all.  In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own in providing e-commerce services to other businesses and individuals under commercial agreements.

Litigation

The Company is currently subject to litigation and may be involved in disputes with other parties in the future, which may result in litigation.  If we are unable to resolve these disputes favourably, it may have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Dependence on Telephone, Internet and Management Information Systems

Our success depends, in part, on the ability to provide prompt, accurate and complete service to customers on a competitive basis, and the ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through telephone and proprietary management information systems.  A significant disruption in telephone, Internet or management information systems could harm relations with customers and the ability to manage our operations.  From time to time, we have experienced temporary interruptions in telephone and Internet service as a result of technical problems experienced by our long-distance carriers and Internet providers.  Similar interruptions may occur in the future and such interruptions may harm our business.  Furthermore, extended or repeated reliance on our back-up computer systems may harm our business by increasing costs associated with the operation of our call centres.

International Regulatory Environment — Failure to Meet International Regulatory Requirements

The sale and distribution of contact lenses and other optical products is subject to various governmental laws and regulations.  We sell to consumers in various states, provinces, cantons and countries, and our sales may therefore be subject to the laws of such various jurisdictions.  The laws and regulations governing the distribution and sale of contact lenses vary from jurisdiction to jurisdiction but are generally classifiable into the following categories: (i) laws that require contact lenses and/or optical products to be sold only with a prescription; (ii) laws that require contact lenses and/or optical products to be sold only in transactions that occur with an eye care practitioner (ECP) in personal attendance or operating in a supervisory role; (iii) laws that require those selling contact lenses and/or optical products to be licensed as ECPs; (iv) laws that do not specifically address contact lenses and/or optical products or that are ambiguous; and (v) laws which we believe place no restrictions on the distribution and sale of replacement contact lenses and/or optical products.

The United States has laws and regulations that require that contact lenses only be sold to a consumer pursuant to a valid prescription.  Satisfying such prescription requirement, in some jurisdictions, places on the seller an obligation to verify such customer’s prescription information with the customer’s ECP while, in other jurisdictions, a written prescription is required to be obtained before providing the contact lenses to the consumer.  Where required, and in particular in the United States, it is our current general operating practice to obtain the customer’s prescription or, if possible, verify such prescription with the customer’s ECP.  If the customer is unable to provide us with a copy of his or her prescription, we request that the customer provide us with the exact prescription specification and we then contact the ECP directly to attempt to verify the customer’s prescription.  Where required, we communicate to the ECP the information received from the customer and inform the ECP that unless the ECP advises that such information has expired or is incorrect, we will proceed to complete the sale and ship the contact lenses.  Although we and certain of our consultants are licensed or registered to sell contact lenses in certain jurisdictions, neither we nor any of our employees or consultants are licensed or registered in each jurisdiction in which we conduct our business.  Any action or proceeding commenced against us based on lack of compliance with applicable laws or regulations of any jurisdiction could result in significant fines to us, our being prohibited from making sales in a particular jurisdiction and/or our being required to comply with such laws or other penalties.  Other jurisdictions could also rely on such judgments in pursuing their own similar judgments.  Such required compliance could result in increased operating costs to us, the loss of a substantial portion of our customers for whom we are unable to obtain or verify prescription information, the inability to sell to customers in a particular jurisdiction and other penalties and civil fines.  The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.  We can provide no assurance that any jurisdiction will not enact or impose laws or regulations that prohibit direct-to-consumer marketing of contact lenses or prescription eyeglasses or otherwise impair our ability to sell our products.

The nature of our business requires that we import contact lenses and eyeglasses into various jurisdictions, including, but not limited to, the United States, a number of countries in the European Union, Japan, Australia and New Zealand.  Certain of these countries also have legislation and regulations which govern the importing of contact lenses and eyeglasses, including regulations regarding packaging, labelling, testing and quality as well as import documentation requirements.  While we work to be in compliance with such regulations and requirements, if one of our shipments or those of our suppliers are found not to comply with applicable import regulations or requirements, there could be delays in our ability to deliver our products to our customers, which could adversely affect our reputation, financial condition and results of operations.

If there is a change in applicable import regulations or requirements, and if we or one of our suppliers fail to comply with such new regulations or requirements, restrictions could be  imposed on either us or our suppliers in connection with the importing of products, which would have a material adverse effect on our business, financial condition and results of operations.  Our business, financial condition and results of operations could also be materially adversely affected by lobbying action by licensing and regulatory bodies who wish to restrict the sale of our products.

The Fairness to Contact Lens Consumers Act (the “FCLCA”)

The FCLCA, which establishes a national uniform standard in the United States with regard to releasing and verifying contact lens prescriptions, requires all ECPs to give patients a copy of their prescription after they have been fitted for contact lenses, whether patients request it or not.  It also requires all ECPs to respond to direct marketers’ requests to verify consumer prescriptions and provides that their failure to respond within eight business hours shall result in the prescription being presumed valid.  We believe that since the enactment of the FCLCA, many orders have been cancelled unnecessarily by ECPs who prefer to record sales of contact lenses at their own store.  ECPs may, among other things, solicit our customers during the verification delay period, respond that prescriptions are expired or invalid but then sell contact lenses without further examination or refuse to release prescriptions automatically to all contact lens wearers.  If ECPs fail to comply with the FCLCA, and if the new rules are not vigorously enforced, the new prescription verification requirements could have a material adverse effect on our net sales.  Furthermore, we are unable to monitor and ensure that our competitors follow the requirements of the FCLCA, or, if they do follow the requirements of the FCLCA, that they follow them to the same extent that we do.  Failure to follow the provisions of the FCLCA will give our competitors an advantage over us to the extent that such non-compliance is undetected by reducing the compliance costs associated with the FCLCA of these competitors.

Compliance with U.S. and Canadian Regulatory Requirements Applicable to Medical Device Operations

Contact lenses and eyeglasses are regulated as medical devices in the United States by the Federal Food and Drug Administration (“FDA”) and in Canada by Health Canada.  Under the United States Food, Drug, and Cosmetic Act (the “FDC Act”) in the United States, medical devices must meet a number of regulatory requirements and are subject to “general controls” which include: registration with the FDA; listing commercially distributed products with the FDA; complying with good manufacturing practices under the quality system regulations; filing reports with the FDA and keeping records of certain types of adverse events associated with devices under the medical device reporting regulations; assuring that device labelling complies with FDA requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing.  The Food and Drugs Act (the “FD Act”) in Canada has similar requirements.  We attempt to ensure that the contact lenses and eyeglasses we buy comply with U.S. federal and state laws and with Canadian laws.  However, we cannot ensure that the contact lenses or the eyeglasses we sell comply with the FDC Act or the FD Act.

The distribution of medical devices that do not comply with the FDC Act or the FD Act is unlawful and subjects the distributor and the devices themselves to regulatory action.  Such regulatory action may include legal action by the U.S. Department of Justice (on behalf of the FDA) and/or various forms of FDA enforcement and compliance actions.  These legal, enforcement and compliance actions include, but are not limited to the issuance of warning letters, untitled letters, recalls, fines, penalties, injunctions, seizures, prosecutions, adverse publicity (such as FDA press releases), or other adverse actions.

The FDA and United States Customs and Border Protection may inspect shipments of our products for compliance with applicable regulatory requirements.  Should these inspections indicate even the mere appearance of non-compliance with applicable medical device controls or requirements, it could expose us to additional import/export-related enforcement and compliance actions, which could result in the destruction or detention of the non-compliant products and significant delays in delivery of products to our customers.  The FDA can place products or a manufacturer or supplier on the FDA’s automatic detention list if the products are found to regularly be non-compliant.  Products of companies on the automatic detention list are automatically detained without inspection, examination or sampling, which can significantly slow delivery of products into the United States.  While our products have not in the past been on the automatic detention list, we have had in the past, and may have in the future, certain shipments of our products detained by the FDA for inspection.  If such detentions occur with regularity or greater frequency, or if we are placed on the automatic detention list, such events could have a significant material adverse affect on customer satisfaction and loyalty and our reputation for quick and reliable delivery, as well as adversely affect our business, results of operations and financial condition.

Similar sanctions may be enacted by government regulatory authorities in other markets where we conduct business.

Misbranded Contact Lenses

The FDA also regulates the labelling of medical devices.  The contact lenses that we sell are prescription devices, and therefore contain the following statement required by FDA regulations: “Caution: Federal law restricts this device to sale by or on the order of a                        (physician or other licensed practitioner)”.  However, because of the difficulty we have encountered in obtaining prompt responses from ECPs, we sometimes sell lenses based solely on the ECP’s passive verification of the prescription information provided by the customer without a written prescription or other order by the customer’s ECP.  Although the FDA has not objected to the sale of contact lenses without a written prescription or other order directly from the customer’s ECP, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded.  The sale of misbranded devices is unlawful under the FDC Act and can result in warning letters, seizure, injunctions, civil penalties or prosecution.  Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Changes in the Legal Environment

Given the extensive regulation which governs our business, any changes in this regulatory regime could have a material adverse effect on our business, financial condition and results of operations.  We seek to ensure that we remain in broad compliance with all legislation and regulations which impact our business, but there can be no assurance that we will timely respond to all such changes or that such responses will satisfy new requirements.

Competition from Alternative Optical Technologies

We encounter competition from alternative technologies, such as surgical refractive procedures, including new refractive laser procedures such as PRK, or photorefractive keratectomy, and LASIK, or laser in situ keratomileusis.  If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for our products.  Accordingly, these procedures, or other alternative technologies that may be developed in the future, may cause a substantial decline in the number of contact lens and eyeglass wearers and harm our business.

Competition from Traditional and Online Retailers

We compete in an emerging market that is highly competitive, and it is our expectation that competition will increase in the future.  We compete with a variety of companies, many of which have significantly greater financial, technical, lobbying and marketing resources.  These competitors include: (i) various online and mail-order stores that sell contact lenses; and (ii) existing drugstores and optical chains.  Many of these drugstores and optical chains, which include multinational, national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass market retailers, independent drugstores and local merchants, have existed for a longer period of time, have greater financial resources, have established marketing relationships with leading suppliers and have secured a greater presence in certain distribution channels.  Some of these companies may also commence or expand their presence on the Internet and we cannot predict how successful such companies may be online.  In addition, our online competitors can duplicate many of the services and content offered on our websites.  There can be no assurance that we will be able to effectively compete with present or future competitors and such competition could have a material adverse effect on our business and financial condition.

Seasonality

Seasonality effects may impact our revenue distribution throughout the year.  Consistent with the fashion and beauty industries, sales are generally much stronger during the spring, summer and fall months.  There can be no assurance that we will be able to effectively manage the seasonal fluctuations in our revenues and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Internet

Continued Growth in Use of the Internet

The Internet is rapidly evolving.  A decrease in the growth of Internet usage could harm our business.  The following factors may inhibit growth in Internet usage, limit visits to our Internet addresses or limit orders placed through our websites: (i) inadequate Internet infrastructure; (ii) security and privacy concerns; (iii) inconsistent quality of service; and (iv) unavailability of low cost, high-speed service.

Our success is dependent, in part, upon the ability of Internet infrastructure to support increased use.  The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase.  The Internet has experienced a variety of outages due to damage to portions of its infrastructure.  If outages or delays occur frequently in the future, Internet usage, including usage of our websites, could grow slowly or decline.  Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts of time and money to adapt and develop solutions accordingly.

Online Security Breaches

Secured transmission of confidential information over the Internet is essential to maintaining customer confidence.  Substantial or ongoing security breaches of our systems or other related Internet-based systems could significantly harm our business.  Any penetration of our network security or other misappropriation of our users’ personal information could subject us to liability and damage our reputation.  We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims.  Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes.  These claims could result in litigation and financial liability.  We rely on licensed encryption and authentication technology to effect secured transmissions of confidential information, including credit card numbers.  It is possible that advances in computer capabilities, new discoveries or other developments could result in the technology we use to protect our customers’ transaction data becoming obsolete or ineffective.

We may incur substantial expenses to protect against and remedy security breaches and their consequences.  Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.  We cannot guarantee that our security measures will prevent security breaches.

Website Complications

The satisfactory performance, reliability and availability of our websites, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels.  Our network and communications systems are vulnerable to system interruption and damage, which could harm our operations and reputation and lead to a material adverse effect on our business, financial condition and results of operations.

Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems.  We experience periodic system interruptions that impair the performance of our transaction systems or make our websites inaccessible to customers.  These systems interruptions may prevent us from efficiently accepting and fulfilling orders, timely sending out promotional e-mails and other customer communications, introducing new products and features on our websites, timely responding to customers, or providing services to third parties.  Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, which could cause them to avoid our websites, drive them to our competitors, and harm our reputation.  To minimize future system interruptions, we need to continue to add software and hardware and improve our systems and network infrastructure to accommodate increases in website traffic and sales volume.  We may be unable to timely and effectively upgrade and expand our systems and integrate additional functionality into our existing systems in a cost effective manner.  Any of the aforementioned circumstances could have a material adverse effect on our business, financial condition and results of operations.

Our systems and operations, and those of our suppliers and Internet service providers, are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of-service attacks, physical or electronic break-ins, sabotage, and similar events.  Any of these events could lead to system interruptions, service delays and loss of critical data for us, our suppliers or our Internet service providers, and could prevent us from accepting and fulfilling customer orders.  Any significant interruption in the availability or functionality of our websites or our customer processing, distribution or communications systems, for any reason, could have a material adverse effect on our business, financial condition and results of operations.

Response to Emerging Technologies

As the Internet and online commerce industry evolve, we must license leading technology useful in our business, enhance our existing services and develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost effective and timely basis.  We may not be able to successfully implement new technologies or adapt our websites, proprietary technology and transaction processing systems to customer requirements for emerging industry standards.  If we are unable to do so, it could have a material adverse effect on our business, financial condition and results of operations.

Government Regulation of Internet and Data Transmission

Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent.  Rapid growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online and, in particular, companies that fill prescriptions for disposable contact lenses and optical products.  Adoption or modification of laws or regulations relating to online business could have a material adverse effect on our business, financial condition and results of operations.

Potential Liability for Website Content

Due to the fact that we post product information and other content on our websites, we face potential liability for negligence, copyright, patent or trademark infringement, defamation, indecency and other claims based on the nature and content of the materials posted.  In the past, such claims have been brought and in some cases resulted in a successful suit against the Internet content distributors.  In addition, we could be exposed to liability with respect to unauthorized duplication of content or unauthorized use of another party’s proprietary technology.  Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.  Any imposition of liability that is not covered by insurance or that is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Investment in Common Shares

Limited Trading Volume / History

The Common Shares have experienced limited trading volume on the TSX over the last few years.  There can be no assurance of adequate liquidity for the Common Shares in the future.

The Common Shares began trading on NASDAQ on October 25, 2012 and there can be no assurance that there will be an active trading market for the Common Shares on NASDAQ.

Continued Listing Requirements

We must meet continued listing requirements to maintain the listing of the Common Shares on the TSX and NASDAQ.  If we fail to meet any of the TSX’s continued listing requirements and the TSX attempts to enforce compliance with its rules, the Common Shares may be delisted from the TSX.  Likewise, if we fail to meet any of NASDAQ’s continued listing requirements and NASDAQ attempts to enforce compliance with its rules, the Common Shares may be delisted from NASDAQ.  If the Common Shares were to be delisted or suspended from trading from the TSX or NASDAQ, shareholders may have difficulty in liquidating their Common Shares.

If we are delisted from the TSX and obtain a substitute listing for the Common Shares in Canada, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the TSX.  Shareholders may not be able to sell their Common Shares on any such substitute Canadian market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  Moreover, in the event that we are not able to obtain a listing on another Canadian stock exchange or quotation service for the Common Shares, it may be extremely difficult or impossible for shareholders to sell their Common Shares in Canada.

Likewise, if we are delisted from NASDAQ and obtain a substitute listing for the Common Shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ.  Shareholders may not be able to sell their Common Shares on any such substitute United States market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  Moreover, in the event that we are not able to obtain a listing on another United States stock exchange or quotation service for the Common Shares, it may be extremely difficult or impossible for shareholders to sell their Common Shares in the United States.

As a result of these factors, if the Common Shares were to be delisted from the TSX or NASDAQ, the price of the Common Shares is likely to decline.  A decline in the price of the Common Shares will impair our ability to obtain financing in the future.

Dilution

If you purchase Offered Shares, you will pay more for your shares than the net tangible book value of outstanding Common Shares.  As a result, you will experience an immediate and substantial dilution in the net tangible book value of your shares.  The Company has previously granted options to certain directors, officers, employees and consultants to acquire Common Shares at prices significantly below the Offering Price.  To the extent these outstanding options are exercised in the future, you will incur further dilution.

We also have the authority to issue an unlimited number of Common Shares and preferred shares.  We may undertake additional offerings or issuances of securities in the future.  The increase in the number of Common Shares outstanding and the possibility of sales or issuances of such Common Shares may have a negative impact on the price of shares already outstanding.  In addition, in the event of an issuance of additional Common Shares, the voting power of our existing shareholders would be diluted.

Control by Officers and Directors

As of March 25, 2013, our officers and directors beneficially owned, directly or indirectly, or exercised control or direction over approximately 20% of the aggregate voting power of the Company, which would allow such shareholders, in the event that they acted together, to limit the actions taken by other shareholders of the Company, including the election of directors.  Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to our shareholders and may also discourage acquisition bids for the Company and limit the amount certain investors may be willing to pay for the Common Shares.  There can be no guarantee that the concentration of ownership of Common Shares by our officers and directors will not increase in the future.

Future sales of our Common Shares could Adversely Affect our Share Price

Substantial sales of our Common Shares in the public market, or the perception by the market that those sales could occur, may lower our share price or make it difficult for us to raise additional equity capital in the future.  As of March 25, 2013, approximately 17% of our outstanding Common Shares were owned by two institutional investors.  Potential sales of large amounts of these Common Shares in a short period of time by these investors could have a negative impact on our share price.  In addition, potential sales of our Common Shares by our directors and officers, who beneficially own approximately 20% of the outstanding Common Shares as of March 25, 2013, could also have a negative impact on our share price.

We currently have on file with the British Columbia Securities Commission and the SEC an effective “universal” shelf registration statement, which enables us to sell, from time to time, our Common Shares in one or more public offerings.  The shelf registration statement allows us to enter the public markets and consummate sales of the registered securities in a rapid fashion and with little or no notice.  Issuances of securities under our shelf registration statement may dilute our existing shareholders.

Enforceability of U.S. Civil Liabilities

We are a corporation incorporated and existing under the laws of Canada.  All or a substantial portion of our assets are located outside of the United States and some or all of our officers and directors are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets are located outside of the United States.  As a result, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities of such officers or directors under United States federal securities laws.  See “Enforceability of Certain Civil Liabilities” in this Prospectus Supplement.

Use of Proceeds

The Company currently intends to use the proceeds from the Offering as described under “Use of Proceeds”.  Because of the number and variability of factors that will determine the Company’s use of the proceeds from the Offering, its ultimate use may vary substantially from the use disclosed in this Prospectus Supplement.  As such, management will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that ultimately do not improve the Company’s operating results or enhance the value of the Common Shares.  For a further description of the Company’s intended use of the proceeds of the Offering, see “Use of Proceeds” in this Prospectus Supplement.

Dividends

The Company has never paid any cash dividends on the Common Shares.  The Company does not anticipate paying any cash dividends on the Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business.  The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors that the board of directors of the Company may consider appropriate in the circumstances.  See “Dividends” in this Prospectus Supplement.

DIVIDENDS

No dividends have been paid by us on any of our Common Shares since the date of our incorporation. Although we have no current intention to pay dividends on our common shares, any decision to pay dividends will be dependent upon our financial requirements to finance future growth, our financial condition, results of operations, legal requirements and other factors which our board of directors may consider appropriate in the circumstances.  See “Risk Factors” in this Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Since January 31, 2013, there have been no material changes in the share and loan capital of the Company.

USE OF PROCEEDS

The estimated net proceeds to us from the Offering, after payment of the Underwriters’ fee and the estimated expenses of the Offering, will be approximately U.S.$16,340,000 (approximately U.S.$18,851,000 if the Underwriters exercise the Over-Allotment Option in full).

The Company intends to use the net proceeds from the Offering to accelerate its customer acquisition strategy, make certain capital expenditures and improve working capital to fund growth in new and existing distribution channels.  The following table details the amount the Company expects to allocate to each of these purposes (assuming no exercise of the Over-Allotment Option):

Use of Proceeds	Allocation of Net Proceeds (U.S.$)

Customer Acquisition and Capital Expenditures	8,170,000
Working Capital	8,170,000
16,340,000

Although we evaluate potential acquisition and investment opportunities from time to time, we have no present agreements or commitments with respect to any particular transaction.

While we currently anticipate that we will use the net proceeds from the Offering as set forth above, we may re-allocate these proceeds from time to time having consideration to our strategy relative to the market and other conditions in effect at the time, including those referred to under “Risk Factors” in this Prospectus Supplement.

Pending the use of proceeds outlined above, we intend to invest the net proceeds from the Offering in investment grade, short-term, interest bearing securities.  Our Chief Financial Officer is responsible for implementing our investment policy.

PRIOR SALES

Common Shares

The following table summarizes our issuances of Common Shares within the 12 months prior to the date of this Prospectus Supplement.  The prices and numbers in the following table reflect the Consolidation — see “Explanatory Note Related to Share Consolidation” in this Prospectus Supplement.

Date of Issuance	Security	Price per Security ($)	Number of Securities
March 22, 2012	Common Shares (1)	2.84	2,750
March 22, 2012	Common Shares (1)	3.24	2,000
March 26, 2012	Common Shares (1)	1.78	12,500
April 23, 2012	Common Shares (1)	1.78	7,500
April 30, 2012	Common Shares (1)	1.74	5,500
May 2, 2012	Common Shares (1)	1.78	50,000
May 4, 2012	Common Shares (1)	1.78	50,000
May 4, 2012	Common Shares (1)	2.24	5,500
July 12, 2012	Common Shares (1)	5.24	417
July 25, 2012	Common Shares (1)	2.24	10,000
July 25, 2012	Common Shares (1)	3.24	7,500
August 10, 2012	Common Shares (1)	5.60	25,000
August 23, 2012	Common Shares (1)	5.60	40,000
August 28, 2012	Common Shares (1)	5.60	10,000
September 24, 2012	Common Shares (1)	2.28	150,000
October 15, 2012	Common Shares (1)	2.22	17,500
October 23, 2012	Common Shares (1)	2.22	17,500
January 18, 2013	Common Shares (1)	2.10	5,000
March 22, 2013	Common Shares (1)	2.10	5,000
March 22, 2013	Common Shares (1)	2.10	75,000
			548,667

(1)                                 Issued upon exercise of stock options.

Stock Options

The following table summarizes our issuances of stock options within the 12 months prior to the date of this Prospectus Supplement.  The prices and numbers in the following table reflect the Consolidation — see “Explanatory Note Related to Share Consolidation” in this Prospectus Supplement.

Date of Issuance	Security	Price per Security ($) (1)	Number of Securities
July 9, 2012	Stock Options	5.78	20,000
December 27, 2012	Stock Options	5.81	152,500
January 18, 2013	Stock Options	5.28	409,500
March 19, 2013	Stock Options	5.85	180,000
			762,000

(1)                                 Exercise price of stock options.

PRICE RANGE AND TRADING VOLUME

Our outstanding Common Shares are listed and posted for trading on the TSX under the symbol “COA” and on NASDAQ under the symbol “COA”.  The Common Shares began trading on NASDAQ on October 25, 2012. The Common Shares were delisted from NASDAQ OMX Stockholm AB on March 1, 2013.

The following tables sets forth information relating to the trading of the Common Shares on the TSX and NASDAQ for the periods indicated.  The prices in the following table reflect the Consolidation — see “Explanatory Note Related to Share Consolidation” in this Prospectus Supplement, however, the volumes are actual and have not been adjusted.

Toronto Stock Exchange

Month	High ($)	Low($)	Volume
March 2012	5.98	5.10	1,023,302
April 2012	5.64	5.24	363,063
May 2012	5.64	4.80	929,281
June 2012	6.56	4.92	1,658,537
July 2012	7.30	5.98	804,208
August 2012	7.38	6.18	534,652
September 2012	7.54	6.00	476,153
October 2012	7.25	6.20	757,369
November 2012	7.08	5.30	719,398
December 2012	6.00	5.26	423,683
January 2013	6.05	4.96	588,137
February 2013	5.34	4.94	443,073
March 1 to March 25, 2013	6.54	5.11	270,222

On March 25, 2013, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $6.54.

NASDAQ

Month	High (U.S.$)	Low(U.S.$)	Volume
October 2012	7.50	6.24	121,399
November 2012	7.50	5.20	935,128
December 2012	7.49	5.00	316,463
January 2013	6.52	4.94	3,381,016
February 2013	5.36	4.86	699,105
March 1 to March 25, 2013	6.43	4.68	1,515,548

On March 25, 2013, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on NASDAQ was U.S.$6.40.

REGISTRATION AND TRANSFER

In the case of book-entry-only securities, the securities may be represented by one or more global certificates or be represented by uncertificated securities and may be held by a designated depository for its participants.  The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies.  The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities.  The interests of such holders of securities will be represented by entries in the records maintained by the participants.  Holders of securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances.  Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares.  As of March 25, 2013, there were 28,750,753 Common Shares and no preferred shares issued and outstanding.  As of March 25, 2013, there were 2,800,583 Common Shares issuable upon exercise of outstanding stock options (1,491,941 of which have vested).

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend any meeting of our shareholders and are entitled to one vote for each Common Share held.  Subject to the prior rights and privileges attaching to any other class of our shares, the holders of Common Shares are entitled to receive any dividend declared by us and, subject to the prior rights and privileges attaching to any other class of our shares, are entitled to receive our remaining property and assets upon dissolution.

We have a shareholder rights plan (the “Rights Plan”) under the terms of a shareholder rights plan agreement, dated February 10, 2006, between us and Computershare Trust Company of Canada, as rights agent.  The Rights Plan is designed to encourage the fair treatment of shareholders in connection with a take-over bid for the Company.  Rights issued under the Rights Plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Company.  Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase one Common Share for each right held.

Preferred Shares

The preferred shares may be issued in series; each series to consist of such number of shares and to possess such rights as our board of directors may by resolution fix from time to time before the issue thereof.

PLAN OF DISTRIBUTION

General

Pursuant to the terms and subject to the conditions contained in an underwriting agreement dated March 26, 2013 (the “Underwriting Agreement”), between us and the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase 3,000,000 Offered Shares at the Offering Price on or about the Closing Date.  Each Underwriter has agreed to purchase the number of Offered Shares indicated in the following table at the Offering Price, payable in cash to the Company against delivery of such Offered Shares on the Closing Date:

Underwriter	Total Number of Offered Shares Purchased
Roth Capital Partners, LLC	1,500,000
Craig-Hallum Capital Group LLC	1,500,000

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by us in accordance with the conditions contained in the Underwriting Agreement.  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Offered Shares may be terminated upon the occurrence of certain stated events.  The Underwriters are obligated to purchase all the Offered Shares (other than those covered by the Over-Allotment Option described below), subject to prior sale, if, as and when issued or sold to and accepted by them, subject to approval of certain legal matters, including the conditions contained in the Underwriting Agreement.

The Offering is being made only in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada.  The Offered Shares will be offered in the United States through the Underwriters either directly or through their respective United States broker-dealer affiliates or agents.  No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Offering Price was determined by negotiation between us and the Underwriters.  The Offering Price will be payable by all investors in U.S. dollars, unless the Underwriters otherwise agree.  Payment of the Offering Price will be made to us by wire transfer against delivery of certificates for the Offered Shares to the Underwriters through the facilities of CDS or DTC for the respective accounts of the Underwriters.

Over-Allotment Option

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time until 30 days after the Closing Date, to purchase up to 450,000 additional Common Shares from treasury at the Offering Price.  The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, and for market stabilization purposes in connection with the Offering.  To the extent the Over-Allotment Option is exercised, each Underwriter must purchase a number of Over-Allotment Shares proportionate to that Underwriter’s initial purchase commitment.  Under applicable Canadian securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable on exercise of the Over-Allotment Option.  A purchaser who acquires Common Shares forming part of the Underwriters’ over-allotment position acquires those Common Shares under this Prospectus Supplement, regardless of whether the Underwriters’ over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Underwriters’ Commission

The Company has agreed to pay a cash fee to the Underwriters in an amount equal to 7.0% (U.S.$0.42 per Offered Share sold) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Over-Allotment Shares, if any.  Pursuant to the terms of the Underwriting Agreement, the expenses of the

Offering will be paid solely by us.  We estimate that our total expenses in connection with the Offering, excluding Underwriters’ fees, will be approximately $400,000, which amount includes a maximum of $30,000 that we have agreed to reimburse the Underwriters for the legal fees and expenses of counsel to the Underwriters. We expect to pay all these expenses from the proceeds of the Offering.

The Underwriters propose to offer the Offered Shares initially at the Offering Price set forth on the face page of this Prospectus Supplement, and to certain dealers, at the Offering Price less a selling concession not in excess of U.S.$0.21 per Offered Share.  If all of the Offered Shares have not been sold after the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified herein, the Underwriters may from time to time decrease the Offering Price, and further change the Offering Price to an amount not greater than the price set out on the face page of this Prospectus Supplement, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to us.  Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice.

Price Stabilization and Short Positions

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares.  However, subject to applicable law, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the Securities Act.

Pursuant to rules and policy statements of certain Canadian provincial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction.  The foregoing restrictions are subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares.  These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Subject to the foregoing and applicable law, in connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

If the Underwriters create a short position in the Common Shares in connection with the Offering (i.e., if they sell more Common Shares than are listed on the face page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Common Shares in the open market.  A short sale is “covered” if the short position is no greater than the number of Common Shares available for purchase by the Underwriters under the Over-Allotment Option.  The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing Common Shares in the open market.  In determining the source of Common Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of the Common Shares compared to the price available under the Over-Allotment Option.  The Underwriters may also sell Common Shares in excess of the Over-Allotment Option, creating a “naked” short position.  The Underwriters must close out any naked short position by purchasing Common Shares in the open market.  A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering.  Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases.  No representation is made as to the magnitude or effect of any such stabilization or other activities.  The Underwriters are not required to engage in these activities.

Lock-Up Arrangements

Pursuant to the Underwriting Agreement, the Company has agreed not to, without the prior written consent of the Underwriters, for a period of 90 days following the date of the Underwriting Agreement, (a) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, subject to certain specified exceptions, including, among other things, the Offering, grants of stock options or the issuance of Common Shares upon the exercise of outstanding stock options pursuant to the Company’s equity incentive plans or the issuance of Common Shares in connection with the acquisition of any business or assets.

The directors and executive officers of the Company have entered into lock-up agreements with the Underwriters, pursuant to which, in addition to the agreements made by the Company, the directors and executive officers of the Company have also agreed not to, without the prior written consent of the Underwriters, for a period of 90 days following the date of the Underwriting Agreement, directly or indirectly (a) make any demand for, or exercise any right with respect to, the registration or prospectus qualification of any Common Shares or any security convertible into or exercisable of exchangeable for the Common Shares, or (b) publicly announce any intention to do so.  The agreements of the directors and executive officers of the Company are subject to certain specified exceptions, including certain transfers for estate planning purposes if the recipient agrees to be bound by the lock-up agreement or in connection with a takeover bid of the Company, and for exercises of outstanding stock options issued pursuant to the Company’s stock option plan.

The Underwriters may, in its sole discretion and at any time or from time to time before the termination of the restricted period, without notice, waive compliance with or release all or any portion of the securities subject to the lock-up arrangements.

Electronic Distribution

The accompanying Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites or through other online services maintained by one or more of the Underwriters or by their respective affiliates.  Other than the Prospectus in electronic format, the information on any Underwriter’s website and any information contained in any other website maintained by any underwriter or its affiliates is not part of the Prospectus or registration statement of which this Prospectus Supplement forms a part, has not been approved and/or endorsed by the Company or the Underwriters and should not be relied upon by investors.

Indemnity and Contribution

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities legislation, and to contribute payments that the Underwriters may be required to make in respect thereof.

Stock Exchange Listing

The Common Shares are listed on the TSX and NASDAQ.  We have applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and NASDAQ.  Listing will be subject to us fulfilling all of the listing requirements of the TSX and NASDAQ.

Selling Restrictions Outside of Canada and the United States

Other than in the United States, no action has been taken by us or the Underwriters that would permit a public offering of the Offered Shares offered by this Prospectus Supplement in any jurisdiction where action for that purpose is required.  The Offered Shares offered by this Prospectus Supplement may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any Common Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.  Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus Supplement.  This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares offered by this Prospectus Supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Relationships with the Company

Certain of the Underwriters or their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking or commodities trading services for the Company for which they received or will receive customary fees and expenses.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser (a “Holder”) who acquires, as a beneficial owner, Offered Shares pursuant to the Offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in carrying on a business in Canada, (iii), holds such securities as capital property, (iv) deals at arm’s length with us, the Underwriters and a subsequent purchaser, and (v) is not an insurer carrying on an insurance business in Canada and elsewhere.  Generally, Offered Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired such securities in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the Regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all.  This summary does not otherwise take into account or anticipate any changes in the law or administrative or assessing practice or policy of the CRA whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder.  This summary is not exhaustive of all federal income tax considerations.  Accordingly, prospective Holders should consult their own tax advisors having regard to their own particular circumstances.

Currency conversion

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate or rates of exchange acceptable to the Minister of National Revenue (Canada).

Dividends

Dividends paid or credited or deemed to be paid or credited on the Offered Shares to a Holder by us will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Holder is entitled under any applicable income tax convention between Canada and the country in which the Holder is resident. For example, where the Holder is a resident in the United

States, is the beneficial owner of the dividends, and is entitled to the full benefit of the Canada-U.S. Income Tax Convention (1980), the applicable rate of Canadian withholding tax is generally reduced to 15%. This rate is reduced to 5% in the case of a Holder that is the beneficial owner of the dividends and is a corporation that owns beneficially at least 10% of the voting share of the Company.

Dispositions of Offered Shares

A Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of an Offered Share, unless the Offered Share is or is deemed to be “taxable Canadian property” to the Holder for the purposes of the Tax Act and the Holder is not entitled to relief from taxation under an applicable income tax convention between Canada and the country in which the Holder is resident.

Generally, provided the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and NASDAQ, at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Holder, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions have been met concurrently: (i) the Holder, persons with whom the Holder did not deal at arm’s length, or the Holder together with all such persons, owned 25% or more of the Common Shares or any other class or series of our shares, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and options in respect of, interests in, or for civil law rights in, any such property, whether or not such property exists.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares can still be deemed to be taxable Canadian property.  Holders whose Offered Shares constitute taxable Canadian property should consult with their own tax advisors.

A Holder who disposes, or is deemed to dispose, of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Holder of such Offered Share immediately before the disposition or deemed disposition.  The taxation of capital gains and losses is described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Holder in such taxation year.  Subject to and in accordance with the detailed provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Holder in the year.  Any excess of allowable capital losses over capital gains for the year of disposition is generally deductible against net taxable capital gains realized in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by such Holder on the Offered Share subject to and in accordance with the provisions of the Tax Act.  Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain United States (“U.S.”) federal income tax considerations generally applicable to “U.S. Holders” (as defined below) of the Offered Shares relating to the ownership and disposition of the Offered Shares.  This summary addresses only U.S. Holders who hold the Offered Shares as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes).  This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, including specific tax consequences to a U.S. Holder under an applicable tax treaty or alternative minimum tax consequences, nor does it deal with persons subject to special treatment under the Code, such as brokers, dealers or traders in securities, banks and other financial institutions, mutual funds, tax-exempt organizations, persons that have a functional currency other than the U.S. dollar, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, insurance companies, real estate investment trusts, regulated investment companies, persons holding Offered Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, persons that elect to use a mark-to-market method of accounting for their securities holdings or Offered Shares (other than with respect to a mark-to-market election described below), persons deemed to sell Offered Shares under the constructive sale provisions of the Code, persons who actually or constructively own or have owned (including through attribution) 10% or more of the Offered Shares by vote or value, U.S. expatriates, or persons that acquire Offered Shares or options to acquire such Offered Shares in a compensation transaction.  This summary also does not address the U.S. federal income tax considerations applicable to persons who are not U.S. Holders or to U.S. Holders who are:  (a) persons that have been, are or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (b) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (c) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (d) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention (as defined below).  In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Offered Shares or tax considerations arising under the laws of any state, local, or non-U.S. jurisdiction or U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.  Persons considering an investment in the Offered Shares are urged to consult their own tax advisors as to the tax considerations applicable to them.

The following is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

No rulings have been or will be sought from the IRS regarding any of the tax consequences discussed herein.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations set forth below.

As used herein, the term “U.S. Holder” means a beneficial owner of Offered Shares that is: (1) a citizen or individual resident of the U.S.; (2) a corporation (or an entity classified as one for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership.  Partnerships that are beneficial owners of Offered Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them relating to the ownership and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

Distributions

Distributions made with respect to the Offered Shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of the Company.  Because the Company is expected to be eligible for the benefits of a comprehensive income tax treaty between the U.S. and Canada, dividends received from the Company by non-corporate U.S. Holders generally are expected to be eligible for the reduced rate of U.S. federal income tax available with respect to “qualified dividends”.  A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

Distributions in excess of the Company’s current and accumulated earnings and profits, if made with respect to the Offered Shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such Offered Shares, and thereafter as capital gain.  In addition, if the Company does not calculate its earnings and profits under U.S. federal income tax principles, all distributions made with respect to the Offered Shares will be treated as dividends (as described above).

Dispositions

Upon the sale, exchange or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (2) the U.S. Holder’s adjusted tax basis in such Offered Shares.  Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the Offered Shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition.  The deductibility of capital loss is subject to significant limitations.

Additional Considerations

Receipt of Foreign Currency

If any distribution or sales proceeds with respect to the Offered Shares is paid in Canadian dollars, the amount received for U.S. federal income tax purposes will equal the U.S. dollar value of such distribution or sales proceeds, calculated by reference to the exchange rate in effect on the date of receipt by such U.S. Holder, regardless of whether the currency received is in fact converted into U.S. dollars.  Such Canadian dollars received by a U.S. Holder will have a tax basis equal to their U.S. dollar value at the time received.  The amount of gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars will equal the difference between (1) the amount of U.S. dollars, or the fair market value in U.S. dollars of other property received, in such sale or other disposition, and (2) the U.S. Holder’s tax basis in such Canadian dollars.  Any such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss.

Foreign Tax Credit

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, any Canadian withholding taxes that may be imposed on distributions or sales proceeds received with respect to the Offered Shares.  Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Offered Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, the foreign tax credit limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Potential Treatment of the Company as a PFIC

The Company does not believe that it is, for United States federal tax purposes, a passive foreign investment company (a “PFIC”), and expects to continue its operations in such a manner that it should not be a PFIC.  If, however, the Company is or becomes a PFIC, U.S. Holders could be subject to additional federal income taxes on gain recognized with respect to the Offered Shares and on certain distributions, plus an interest charge on the portion of such additional taxes treated as having been deferred by the U.S. Holder under the PFIC rules.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are generally imposed on U.S. Holders that hold certain specified foreign financial assets in excess of U.S.$50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a domestic financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

In general, information reporting may apply to cash proceeds received on the disposition of Offered Shares and distributions made with respect to Offered Shares that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside of the U.S.), unless the U.S. Holder establishes that it is an exempt recipient, such as a corporation.  Backup withholding (currently imposed at a rate of 28%) may apply to such payments if the U.S. Holder fails to timely provide a taxpayer identification number or certification of exempt status or has failed to report in full dividend and interest income in prior taxable years.  Backup withholding is not an additional tax.  A U.S. Holder subject to the backup withholding rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner.  U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.  U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS (INCLUDING U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS) APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on our behalf by Cassels Brock & Blackwell LLP, and on behalf of the Underwriters by Davis LLP.  Certain United States legal matters relating to the Offering will be passed upon on our behalf by Neal, Gerber & Eisenberg LLP and on behalf of the Underwriters by Goodwin Procter LLP.  As of the date of this Prospectus Supplement, the partners and associates of Cassels Brock & Blackwell LLP, Neal, Gerber & Eisenberg LLP, Davis LLP and Goodwin Procter LLP, each as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class issued by the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP at its principal offices located at 777 Dunsmuir Street, 9th Floor, Vancouver, British Columbia, V7Y 1K3.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its offices located in Vancouver, British Columbia.  The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, N.A. at its offices located in Golden, Colorado.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada.  Copies of this Prospectus Supplement, the accompanying Prospectus, and the documents incorporated by reference herein and therein may be obtained on request, without charge, from the Chief Financial Officer of Coastal Contacts Inc. at our head office at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, telephone (604) 676-1551, and are also available electronically at www.sedar.com.

In addition to the continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational reporting requirements of the Exchange Act, and in accordance therewith file reports with, and furnish other information to, the SEC.  Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of certain Canadian jurisdictions, which differ in certain respects from those in the United States.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we may not be required to publish financial statements as promptly as United States companies.

You may read any document we have filed with or furnished to the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549.  Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.  The SEC also maintains a website, at www.sec.gov, that contains reports and other information we have filed with the SEC on EDGAR.

We have filed with the SEC under the Securities Act a registration statement on Form F-10 relating to the securities being offered hereunder and of which this Prospectus Supplement and the accompanying Prospectus form a part.  This Prospectus Supplement and the accompanying Prospectus do not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC.  Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.  Items of information omitted from this Prospectus Supplement and the accompanying Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in the Province of British Columbia provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto.  The securities legislation in the Province of British Columbia further provides a purchaser with remedies for rescission or damages if the prospectus or any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities Act (British Columbia).  The purchaser should refer to any applicable provisions of the Securities Act (British Columbia) for the particulars of these rights or consult with a legal advisor.

Rights and remedies may also be available to purchasers under United States laws; purchasers may wish to consult with a United States lawyer for particulars of these rights.

AUDITORS’ CONSENT

We have read the prospectus supplement dated March 26, 2013 to the short form base shelf prospectus dated November 7, 2012 (collectively, the “Prospectus”) relating to the sale and issue of common shares of Coastal Contacts Inc. (the “Entity”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Entity on the consolidated statements of financial position as at October 31, 2012, October 31, 2011, and November 1, 2010, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2012 and October 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.  Our report is dated December 18, 2012.

(Signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

March 26, 2013

CERTIFICATE OF THE COMPANY

Dated:    March 26, 2013

The short form base shelf prospectus dated November 7, 2012, together with the documents incorporated by reference therein, as supplemented by this prospectus supplement, constitutes full, true and plain disclosure of all material facts relating to the securities offered by such prospectus and this prospectus supplement as required by the securities legislation of the Province of British Columbia.

(Signed) ROGER V. HARDY	(Signed) NICHOLAS S. BOZIKIS
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) JEFFREY R. MASON	(Signed) JEFF BOOTH
Director	Director

S-C-1

This short form base shelf prospectus has been filed under legislation in the provinces of British Columbia and Ontario that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information.  The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus has been filed under legislation in the provinces of British Columbia and Ontario that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information.  The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form base shelf prospectus and each document incorporated by reference herein constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated by reference therein and herein may be obtained on request, without charge, from the Chief Financial Officer of Coastal Contacts Inc. at its head office at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, Telephone: (604) 676-1551, and are also available electronically at www.sedar.com.

Any offering under a Prospectus Supplement (as defined below) will be made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus (as defined below) in accordance with Canadian disclosure requirements.  Prospective investors should be aware that such requirements are different from those of the United States.  The audited consolidated annual financial statements incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are accompanied by a reconciliation of those financial statements to United States generally accepted accounting standards (“U.S. GAAP”).  The unaudited condensed consolidated interim financial statements for the three and nine months ended July 31, 2012 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The Company’s financial statements are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of these securities may have tax consequences both in the United States and in Canada.  Such consequences for investors who are residents in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of its officers and directors are residents of a foreign country, that some of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States.  See “Enforceability of Certain Civil Liabilities” in this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	November 7, 2012

COASTAL CONTACTS INC.

U.S.$100,000,000

Common Shares

Coastal Contacts Inc. (the “Company”, “we”, “our”, “us”, “Coastal” or “Coastal Contacts”) may offer for sale, from time to time, common shares (the “Common Shares”) of the Company up to an aggregate initial offering price of U.S.$100,000,000 (subject to, and to be reduced by, any amount that is sold pursuant to any secondary offering made by the Selling Shareholders (as defined below)) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective.  The specific variable terms of any offering of the Common Shares will be set forth in a supplement to this

Prospectus (each, a “Prospectus Supplement”), including the number of Common Shares offered, the currency (which may be United States dollars or any other currency), the issue price and any other specific terms.  Where required by statute, regulation or policy, and where the Common Shares are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Common Shares will be included in the applicable Prospectus Supplement.  See “Plan of Distribution” in this Prospectus.

Certain shareholders of the Company (each a “Selling Shareholder” and, together, the “Selling Shareholders”), may use this Prospectus, from time to time, to offer for sale Common Shares owned by the Selling Shareholders (each a “Secondary Offering”).  If the Selling Shareholders use this Prospectus for a Secondary Offering, the Company will not receive any of the proceeds from the sale of Common Shares owned by the Selling Shareholders.  For more information with respect to possible Secondary Offerings, see “Selling Shareholders” and “Plan of Distribution” in this Prospectus.  The aggregate offering price of all offerings under this Prospectus will not exceed U.S.$100,000,000, including the aggregate offering price of all Secondary Offerings.

Investing in the Common Shares involves certain risks.  The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors.  See “Risk Factors” in this Prospectus.

All information that is permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of Common Shares only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Common Shares.  The Company may sell the Common Shares to or through underwriters or dealers purchasing as principals and may also sell the Common Shares to purchasers directly or through agents.  The Prospectus Supplement relating to a particular series or issue of Common Shares will identify each underwriter, dealer or agent engaged by the Company, as the case may be, in connection with the offering and sale of that series or issue, and will set forth the terms of the offering of such series or issue, the method of distribution of such series or issue, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution such as an intention to stabilize the market or otherwise maintain the market price of the Common Shares offered.  See “Plan of Distribution” in this Prospectus.

In connection with any offering of the Common Shares (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at levels other than that which might otherwise exist in the open market.  Such transactions, if commenced, may be interrupted or discontinued at any time.  See “Plan of Distribution” in this Prospectus.

The Company’s outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “COA”, on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “COA” and on The NASDAQ OMX Stockholm exchange (the “OMX Stockholm”) under the symbol “COA.ST”.  On November 6, 2012, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX, NASDAQ and OMX Stockholm was $6.85 U.S. $7.00 and 46.80 Swedish Krona, respectively.  All references to “$”, “CDN$” and “dollars” in this Prospectus refer to Canadian dollars, unless otherwise stated.

The Company’s head office is located at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7 and its registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

ii

GENERAL

As of the date hereof, the Company has the following four material, wholly-owned operating subsidiaries: Lenslogistics AB, which is organized under the laws of Sweden, Asianzakka Pte Ltd., which is organized under the laws of Singapore, and Lensway BV and Condis BV, both of which are organized under the laws of the Netherlands.  In this Prospectus, references to “we”, “our”, “us”, the “Company”, “Coastal” or “Coastal Contacts”, refer to Coastal Contacts Inc. and its subsidiaries, unless specifically noted or the context otherwise requires.

You should only rely on the information contained or incorporated by reference in this Prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information appearing in this Prospectus or information incorporated by reference in this Prospectus is accurate only as of the date of this Prospectus or the incorporated document, as the case may be.  Our business, operating results, financial condition and prospects may have changed since that date.  The Company does not undertake to update the information contained or incorporated by reference herein, except as required by law.

References to “this Prospectus” include the documents incorporated by reference herein as well as any Prospectus Supplement.

EXPLANATORY NOTE RELATED TO SHARE CONSOLIDATION

On August 30, 2012, the Company filed Articles of Amendment to give effect to a share consolidation on the basis of two pre-consolidation Common Shares for each one post-consolidation Common Share (the “Consolidation”).  See “Recent Developments — Consolidation” in this Prospectus.  The Company’s issued and outstanding stock options were adjusted to give effect to the Consolidation.  All data relating to numbers of Common Shares, prices of Common Shares, numbers of stock options and exercise prices of stock options set forth in this Prospectus (excluding the documents incorporated by reference herein) have been adjusted to give retroactive effect to the Consolidation.  For the purpose of giving retroactive effect to the Consolidation, we have rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down.  As a result of such rounding, actual amounts may differ.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus and the documents incorporated by reference herein which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933 (the “Securities Act”), Section 21E of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995, or in releases made by the SEC, all as may be amended from time to time, and the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements.  Without limitation, such forward-looking information and statements in this document include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate.  Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Assumptions underlying our expectations regarding forward-looking information and statements contained in this Prospectus include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel.  The foregoing list of assumptions is not exhaustive.

Persons reading this Prospectus are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information.  These factors include, but are not limited to:

•                  changes in the market;

•                  potential downturns in economic conditions;

•                  consumer credit risk;

•                  our ability to implement our business strategies;

•                  competition from traditional and online retailers;

•                  limited suppliers;

•                  limited availability of inventory;

•                  disruption in our distribution facilities;

•                  mergers and acquisitions;

•                  foreign currency exchange rate fluctuations;

•                  regulatory requirements;

•                  demand for contact lenses, eyeglasses and related vision care products;

•                  the risk that we will not be successful in defending against litigation;

•                  dependence on the Internet; and

•                  the other factors referred to under the heading “Risk Factors” in this Prospectus.

Readers should not place undue reliance on such forward-looking information and statements, which are qualified in their entirety by this cautionary note.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of Canada.  All or a substantial portion of our assets are located outside of the United States and some or all of our officers and directors are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets are located outside of the United States.  The Company has appointed an agent for service of process in the United States, but it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

The Company has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes.  The Company has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 relating to this Prospectus, an appointment of agent for service of process on Form F-X.  Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Common Shares.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to “$”, “CDN$” and “dollars” in this Prospectus refer to Canadian dollars, unless otherwise stated.  References to “U.S.$” in this Prospectus refer to United States dollars.  The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the United States dollar at the end of such period and the highest, lowest and average exchange rates for such period (such rates, which are expressed in Canadian dollars, are based on the noon spot exchange rate for United States dollars reported by the Bank of Canada).

	Nine Months Ended July 31		Years Ended October 31
	2012	2011	2011	2010
End of Period	$1.0014	$0.9535	$0.9935	$1.0188
High	$1.0487	$1.0264	$1.0604	$1.0778
Average	$1.0108	$0.9820	$0.9868	$1.0377
Low	$0.9807	$0.9449	$0.9449	$0.9961

On November 7, 2012, the Bank of Canada noon spot exchange rate for the purchase of one United States dollar using Canadian dollars was $0.9972 ($1.00 = U.S.$1.0028).

Investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values.  Investors should consult their own advisers with respect to the potential risk of currency fluctuations.

FINANCIAL INFORMATION

The audited consolidated annual financial statements of the Company incorporated by reference in this Prospectus have been prepared in accordance with Canadian GAAP and have been reconciled to U.S. GAAP.  The unaudited condensed consolidated interim financial statements for the three and nine months ended July 31, 2012 incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  All of the Company’s financial statements are reported in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated by reference herein may be obtained on request, without charge, from the Chief Financial Officer of Coastal Contacts Inc. at our head office at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, telephone (604) 676-1551, and are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following documents filed by us with the securities regulatory authorities in British Columbia, Alberta, Manitoba, Ontario and Québec are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)                                 our annual information form dated December 14, 2011 (the “Annual Information Form”) for the fiscal year ended October 31, 2011;

(b)                                 our audited consolidated annual financial statements as at October 31, 2011 and 2010 and for the years ended October 31, 2011 and 2010, together with the auditors’ report thereon and the notes thereto;

(c)                                  our audited supplementary information Schedule — Reconciliation to U.S. GAAP as at October 31, 2011 and 2010 and for the years ended October 31, 2011 and 2010, together with the auditors’ report thereon;

(d)                                 our management’s discussion and analysis of the financial condition and results of operations for the year ended October 31, 2011;

(e)                                  our unaudited condensed consolidated interim financial statements as at July 31, 2012 and for the three and nine months ended July 31, 2012 and 2011, together with the notes thereto;

(f)                                   our management’s discussion and analysis of financial condition and results of operations for the three and nine months ended July 31, 2012;

(g)                                  our management information circular dated March 21, 2012 prepared in connection with the annual and special meeting of shareholders of the Company held on April 20, 2012; and

(h)                                 our material change report filed on October 26, 2012 relating to the listing of the Common Shares on NASDAQ.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus under National Instrument 44-101 — Short Form Prospectus Distributions filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.  These documents will be available on SEDAR, which can be accessed at www.sedar.com.  In addition, any report on Form 6-K or Form 40-F and any other documents filed with or furnished by us to the SEC pursuant to the Exchange Act, after the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and the registration statement on Form F-10 of which this Prospectus forms a part, if and to the extent expressly provided in such report.  Our periodic reports on Form 6-K and our annual reports on Form 40-F are available at the SEC’s website at www.sec.gov.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement.  Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE COMPANY

We are a leading online direct-to-consumer retailer of contact lenses, eyeglasses, sunglasses and vision care accessories serving over 10 major markets around the world, including Canada, the United States, Sweden, Norway and Japan.  We design, produce and retail what we believe to be the largest in-stock selection of contact lenses and eyeglasses on the Internet and have served over 4.1 million vision corrected customers through our network of manufacturing and distribution facilities located in North America, Europe and Australia.

Headquartered in Vancouver, Canada, Coastal Contacts was founded in 2000 and became a public company in 2004.  Over the next several years, we expanded into various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform.  This was compounded by organic growth in a number of target markets.  In 2008, we expanded by launching our eyeglasses business.

Our principal executive office is located at 2985 Virtual Way, Suite 320-2985, Vancouver, British Columbia, Canada V5M 4X7.  Our telephone number is (604) 669-1555.

Further particulars with respect to our business operations are contained under the headings “General Development of the Business” and “The Business” in the Annual Information Form and in the other documents incorporated by reference herein which are available at www.sedar.com under the Company’s profile.

RECENT DEVELOPMENTS

Consolidation

On August 30, 2012, the Company filed Articles of Amendment to give effect to the Consolidation on the basis of two pre-consolidation Common Shares for each one post-consolidation Common Share.  Shareholders of the Company authorized the Consolidation at the Company’s annual and special meeting of shareholders held on April 20, 2012.  The Consolidation reduced the number of outstanding Common Shares from approximately 56.8 million to approximately 28.4 million (prior to giving effect to the issuance of any Common Shares pursuant to any offering under a Prospectus Supplement).

NASDAQ Listing

On October 25, 2012, the outstanding Common Shares commenced trading on NASDAQ under the symbol “COA”.

Changes in Management and Board

In April 2012, the Company appointed Nicholas Bozikis as Chief Financial Officer.  Mr. Bozikis had previously been Vice President, Finance of the Company since 2010 and Corporate Controller of the Company since 2008.

In August 2012, Gary Collins was appointed President of the Company.  Prior to joining the Company, Mr. Collins was Senior Vice President, Corporate Development of Belkorp Industries Inc., an investment holding company, a position that he had held since April 2007.

Effective October 9, 2012, Tushar Shah resigned as a director of the Company.  Effective October 10, 2012, Neel Grover was appointed as a director of the Company to fill the vacancy left by Mr. Shah.  Mr. Grover joined Buy.com in 2001 as a member of its board of directors and was subsequently named President in 2003 and Chief Operating Officer in 2004.  In 2006, he was named Chief Executive Officer of Buy.com.  Mr. Grover continues to be a member of the Buy.com board of directors and is also a member of the board of directors of the parent company’s U.S. division, Rakuten USA.

Effective October 9, 2012, in connection with Mr. Shah’s resignation, Jeff Booth was appointed to replace Mr. Shah as a member of the Audit Committee.  Consequently, the Audit Committee and the Compensation and Corporate Governance Committee are both currently comprised of Jeff Booth, John Currie and Jeffrey Mason, with Mr. Mason acting as Chair of the Audit Committee and Mr. Currie acting as Chair of the Compensation and Corporate Governance Committee.

DIVIDENDS

No dividends have been paid by us on any of our Common Shares since the date of our incorporation. Although we have no current intention to pay dividends on our common shares, any decision to pay dividends will be dependent upon our financial requirements to finance future growth, our financial condition, results of operations, legal requirements and other factors which our board of directors may consider appropriate in the circumstances.  See “Risk Factors” in this Prospectus.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capital of the Company since July 31, 2012, the date of the Company’s most recently filed financial statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Common Shares to accelerate its customer acquisition strategy, make certain capital expenditures and improve working capital to fund growth in new and existing distribution channels.  The amount of net proceeds from the sale of Common Shares to be used for any purpose will be described in the applicable Prospectus Supplement.

The Company will not receive any proceeds from the sale of Common Shares owned by any Selling Shareholders.

SELLING SHAREHOLDERS

Common Shares may be sold under this Prospectus by way of Secondary Offering by the Selling Shareholders.  The Prospectus Supplement relating to any offering of Common Shares by a Selling Shareholder will include the following information:

•                  the number of Common Shares owned, controlled or directed by the Selling Shareholder;

•                  the number of Common Shares being distributed for the account of the Selling Shareholder;

•                  the number or amount of securities of the Company of any class to be owned, controlled or directed after the distribution by the Selling Shareholder, and the percentage that number or amount represents of the total outstanding;

•                  whether the Common Shares or other securities of the Company, if any, are owned by the Selling Shareholder both of record and beneficially, of record only, or beneficially only;

•                  if the Selling Shareholder acquired any Common Shares within the 24 months preceding the date of the Prospectus Supplement, the date or dates the Selling Shareholder acquired the Common Shares; and

•                  if the Selling Shareholder acquired any Common Shares within the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on an average cost-per-security basis.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares.  As of November 6, 2012, there were 28,615,753 Common Shares and no preferred shares issued and outstanding.  As of November 6, 2012, there were 2,307,833 Common Shares issuable upon exercise of outstanding stock options (1,373,610 of which have vested).

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend any meeting of our shareholders and are entitled to one vote for each Common Share held.  Subject to the prior rights and privileges attaching to any other class of our shares, the holders of Common Shares are entitled to receive any dividend declared by us and, subject to the prior rights and privileges attaching to any other class of our shares, are entitled to receive our remaining property and assets upon dissolution.

We have a shareholder rights plan (the “Rights Plan”) under the terms of a shareholder rights plan agreement, dated February 10, 2006, between us and Computershare Trust Company of Canada, as rights agent.  The Rights Plan is designed to encourage the fair treatment of shareholders in connection with a take-over bid for the Company.  Rights issued under the Rights Plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Company.  Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase one Common Share for each right held.

Preferred Shares

The preferred shares may be issued in series; each series to consist of such number of shares and to possess such rights as our board of directors may by resolution fix from time to time before the issue thereof.

PLAN OF DISTRIBUTION

General

We or the Selling Shareholders may offer and sell the Common Shares, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers.  The Common Shares offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices.  We and the Selling Shareholders may only offer and sell the Common Shares pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains effective.  The Prospectus Supplement for any of the Common Shares being offered thereby will set forth the terms of the offering of such Common Shares, including the name or names of any underwriters, dealers or agents, the purchase price of such Common Shares, the proceeds to the Company or a Selling Shareholder from such sale, if any, any underwriting commissions or discounts and other items constituting underwriters’ compensation, any discounts or concessions allowed or paid to dealers and who will be paying the underwriters’ compensation and expenses.  Only underwriters so named in the Prospectus Supplement will be deemed to be underwriters in connection with the Common Shares offered thereby.

Sales By Underwriters or Dealers

If underwriters are used in the sale, the Common Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Common Shares will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Common Shares offered by the Prospectus Supplement if any of such Common Shares are purchased.  We or the Selling Shareholders may agree to pay the underwriters a fee or commission for various services relating to the offering of any Common Shares.  Any such fee or commission will be paid out of the proceeds of the offering, out of our general corporate funds or by the Selling Shareholders, as specified in the relevant Prospectus Supplement.

Unless otherwise specified in the Prospectus Supplement, the underwriters or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at levels other than that which might otherwise exist in the open market.  Such transactions, if commenced, may be interrupted or discontinued at any time.

If, in connection with the offering of the Common Shares at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Common Shares at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the underwriters to the Company and/or the Selling Shareholders.

If dealers are used, and if so specified in the applicable Prospectus Supplement, we and/or the Selling Shareholders will sell such Common Shares to the dealers as principals.  The dealers may then resell such Common Shares to the public at varying prices to be determined by such dealers at the time of resale.  Any public offering price and any discounts or concessions allowed or re-allotment paid to dealers may be changed from time to time.

Under no circumstances will the fee, commission or discount received or to be received by any underwriter, placement agent or other Financial Industry Regulatory Authority member or independent broker-dealer exceed 8.0% of the gross proceeds of any public offering of the Common Shares in the United States pursuant to a Prospectus Supplement.

Sales By Agents

The Common Shares may also be sold through agents designated by us or the Selling Shareholders, as applicable.  Any agent involved will be named, and any fees or commissions payable by us or a Selling Shareholder, as applicable, to such agent will be set forth, in the relevant Prospectus Supplement.  Any such fees or commissions will be paid out of the proceeds of the offering, out of our general corporate funds or by the Selling Shareholders, as specified in the relevant Prospectus Supplement.  Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

We or the Selling Shareholders may also sell Common Shares directly at such prices and upon such terms as we or the Selling Shareholders agree with the purchasers of such Common Shares.  In this case, no underwriters, dealers or agents would be involved in the offering.

General Information

Underwriters, dealers or agents who participate in the distribution of Common Shares may be entitled,

pursuant to any agreements to be entered into with the Company and/or the Selling Shareholders, to indemnification by the Company and one or any of the Selling Shareholders, as applicable, against certain liabilities, including liabilities under applicable Canadian and United States securities legislation, or to contribution with respect to payments that such underwriters, dealers or agents may be required to make in respect thereof.  Such underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for us and/or a Selling Shareholder in the ordinary course of business.

PRIOR SALES

Common Shares

The following table summarizes our issuances of Common Shares within the 12 months prior to the date of this Prospectus.  The prices and numbers in the following table reflect the Consolidation — see “Explanatory Note Related to Share Consolidation” in this Prospectus.

Date of Issuance	Security	Price per Security ($)	Number of Securities
December 9, 2011	Common Shares (1)	1.94	15,000
January 4, 2012	Common Shares (1)	2.18	5,000
January 12, 2012	Common Shares (1)	1.78	7,500
January 13, 2012	Common Shares (1)	2.28	50,000
January 13, 2012	Common Shares (1)	2.18	3,500
January 24, 2012	Common Shares (1)	2.18	10,500
March 22, 2012	Common Shares (1)	2.84	2,750
March 22, 2012	Common Shares (1)	3.24	2,000
March 26, 2012	Common Shares (1)	1.78	12,500
April 23, 2012	Common Shares (1)	1.78	7,500
April 30, 2012	Common Shares (1)	1.74	5,500
May 2, 2012	Common Shares (1)	1.78	50,000
May 4, 2012	Common Shares (1)	1.78	50,000
May 4, 2012	Common Shares (1)	2.24	5,500
July 12, 2012	Common Shares (1)	5.24	417
July 25, 2012	Common Shares (1)	2.24	10,000
July 25, 2012	Common Shares (1)	3.24	7,500
August 10, 2012	Common Shares (1)	5.60	25,000
August 23, 2012	Common Shares (1)	5.60	40,000
August 28, 2012	Common Shares (1)	5.60	10,000
September 24, 2012	Common Shares (1)	2.28	150,000
October 15, 2012	Common Shares (1)	2.22	17,500
October 23, 2012	Common Shares (1)	2.22	17,500
			505,167

(1)                                 Issued upon exercise of stock options.

Stock Options

The following table summarizes our issuances of stock options within the 12 months prior to the date of this Prospectus.  The prices and numbers in the following table reflect the Consolidation — see “Explanatory Note Related to Share Consolidation” in this Prospectus.

Date of Issuance	Security	Price per Security ($) (1)	Number of Securities
December 22, 2011	Stock Options	5.24	377,000
March 12, 2012	Stock Options	5.42	75,000
July 9, 2012	Stock Options	5.78	20,000
			472,000

(1)                                 Exercise price of stock options.

PRICE RANGE AND TRADING VOLUME

Our outstanding Common Shares are listed and posted for trading on the TSX under the symbol “COA”, on NASDAQ under the symbol “COA” and OMX Stockholm under the symbol “COA.ST”.  The Common Shares began trading on NASDAQ on October 25, 2012.

The following tables sets forth information relating to the trading of the Common Shares on the TSX and NASDAQ for the periods indicated.  The prices in the following table reflect the Consolidation — see “Explanatory Note Related to Share Consolidation” in this Prospectus, however, the volumes are actual and have not been adjusted.

Toronto Stock Exchange

Month	High ($)	Low($)	Volume
November 2011	6.38	5.28	1,024,783
December 2011	6.06	4.84	725,587
January 2012	5.28	4.44	981,269
February 2012	5.26	4.32	974,298
March 2012	5.98	5.10	1,023,302
April 2012	5.64	5.24	363,063
May 2012	5.64	4.80	929,281
June 2012	6.56	4.92	1,658,537
July 2012	7.30	5.98	804,208
August 2012	7.38	6.18	534,652
September 2012	7.54	6.00	476,153
October 2012	7.25	6.20	757,369
November 1 to November 6, 2012	7.08	6.85	22,017

On November 6, 2012, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $6.85.

NASDAQ

Month	High (U.S.$)	Low(U.S.$)	Volume
October 2012	7.50	6.63	43,799
November 1 to November 6, 2012	7.50	7.00	2,700

On November 6, 2012, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on NASDAQ was U.S.$7.00.

RISK FACTORS

An investment in the Common Shares involves a high degree of risk.  Prospective investors should carefully consider the following risks, as well as the other information contained in this Prospectus and the documents incorporated by reference herein before investing in the Common Shares.  Prospective investors should carefully consider the factors set out under “Risk Factors” in the Annual Information Form (which is incorporated by reference herein) and the factors set out below in evaluating Coastal and its business before making an investment in the Common Shares.  If any of such risk factors actually occurs, the Company’s business, financial condition, liquidity, results of operations and prospects could be materially harmed.  Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business, financial condition, liquidity, results of operations and prospects.

Risks Related to the Global Economic Crisis

Risk of Continued Economic Crisis

In 2008, the world’s industrial nations entered into a severe economic and liquidity crisis.  While certain regions have recovered or shown signs of recovery, others remain in a recessionary economic state with uncertainty in terms of the timing of any resolution to these issues.  This crisis is having a broad impact on the world’s economy, with uncertain results and heightens the risks we outline in this Prospectus.  During 2012, certain European markets experienced further economic turmoil and approached insolvency.  This has put tremendous pressure on the Euro and certain other currencies in which we trade.  Due to the speed, size, scope, volatility and severity of the crisis, we may be unable to accurately predict the impact it will have on our revenues and share price.

For example, beginning in fiscal 2008 and through to the end of our third fiscal quarter of 2012, we experienced significant volatility in foreign exchange rates.  This could continue in the future and could materially change our revenues, margins and input costs in certain markets.  The economic crisis could significantly impact our suppliers, including their access to product and financing.  We have customers in countries exposed to the credit crisis and our customers worldwide may have difficulty affording our products.

In addition, we have material subsidiaries that operate, and are accounted for, as self-sustaining operations.  As such, the volatility in foreign exchange rates described above may also have a material adverse effect on our balance sheet and comprehensive income.

Risks Related to the Company

Our Growth and Operating Results may Fluctuate

We may experience significant fluctuations in our operating results and rate of growth.  Our evolving business model and the unpredictability of demand in our industry make it difficult for us to accurately forecast the level or source of our revenues and our rate of growth.  We believe that, because of these factors, historical trends and quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indicator of our future performance.  In the past, our operating results have sometimes been, and it is likely that in some future quarter or quarters they will be, below the expectations of investors and securities analysts.  In that event, the price of the Common Shares may fall substantially and investors may lose all or a part of their investment.

Our revenue growth and profitability depend on the continued growth of demand for the products we offer.  Demand for many of our products and, therefore, our business, is affected by changes in consumer preferences, general economic and business conditions and world events.  A softening of demand, for whatever reason, may result in decreased revenue or growth.  Revenue growth may not be sustainable and our company-wide and by-segment percentage growth rates may decrease in the future.

In 2008, we entered the eyeglasses business.  While our results in the eyeglasses business, so far, appear promising we may not be able to continue growing at the same rate or build a successful and sustainable business in this market.  Our success is dependent on a limited number of suppliers, our assembly and distribution processes, as well as new marketing processes.  There is no assurance that we will be able to acquire customers in a cost-effective manner.  We may invest in capital equipment, technology and processes that are not ultimately suitable for the business and we may not be able to recruit the specialized employees required to achieve our production capacity goals in this business.  It is possible that we could experience inconsistencies in terms of quality, access to inventory and delivery times from our suppliers.  We may face more asserted or established competition as prescription eyeglasses sales represent a much greater proportion of our competitors’ revenues and profits than do contact lenses.  This competition may be in the form of increased advertising, lower retail pricing, legal challenges, regulatory challenges and lobbying, supplier lock-ups or other unforeseen strategies.

Our revenues, predictions and operating results have varied significantly in the past and may vary significantly from quarter-to-quarter due to a number of factors, including:

•                        our ability to retain customers, cause existing customers to return and make additional purchases, increase sales to existing customers, increase average order values in respect of existing customers, attract new customers and satisfy our customers’ demands;

•                        the frequency and size of customer orders and the quantity and mix of products our customers purchase;

•                        changes in consumer acceptance and usage of the Internet, online services and e-commerce;

•                        changes in fashion and customer preferences as it relates to our eyeglasses selection;

•                        the prices we charge for our products and for shipping those products, or changes in our pricing policies or the pricing policies of our competitors;

•                        the extent to which we offer free shipping or other promotional discounts to customers;

•                        the extent to which the current economic conditions restrict spending on our products;

•                        our ability to procure inventory at reasonable prices, if at all, manage inventory and fulfill orders;

•                        technical difficulties, system downtime or interruptions;

•                        our actual or expected return on marketing spending;

•                        timing and costs of upgrades and developments in our systems and infrastructure;

•                        timing and costs of marketing and other investments;

•                        disruptions in service by shipping carriers;

•                        our ability to estimate customer debt default rates;

•                        the introduction by our competitors of websites, products or services;

•                        changes in tax rates, regulations, estimates, assessments or rulings;

•                        the extent of marketing or other reimbursements available from third parties;

•                        an increase in the price of fuel, which is used in the transportation of packages, or an increase in the prices of other energy products, primarily natural gas and electricity, which are used by our operating facilities and our suppliers’ operating facilities;

•                        the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•                        changes in government regulation or the effects of certain licensing and regulatory bodies’ lobbying or legal action surrounding the sale of contact lenses and eyeglasses;

•                        actual or expected foreign exchange rates; and

•                        current economic conditions and world events.

In addition, our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are fixed in the short-term.  As a result, a delay in generating or recognizing revenue for any reason could result in substantially adverse operating results.

We have grown very rapidly and we need to manage changing and expanding operations.  In the past, much of our growth has come from the acquisition of other companies.  Our past growth has placed, and it is expected that our anticipated future operations and expansion will continue to place, a significant strain on our managerial, operational, financial and other resources.  Some of the administrative and operational challenges we have faced in the past as a result of our expansion include the management of an expanded number of product offerings, the assimilation of financial reporting systems, technology and other systems of acquired companies, increased pressure on senior management and increased demand on our systems and internal controls.  Our ability to manage our operations and expansion effectively depends on the continued development and implementation of plans, systems and controls that meet our operational, financial and management needs.  If we are unable to develop or implement these plans, systems or controls or otherwise manage our operations and growth effectively, we will be unable to increase or maintain gross margins or achieve sustained profitability, and our business could be harmed.

Our market is subject to rapid changes in technology and the business environment.  We may adjust our strategies in response to these changes by changing, divesting or discontinuing organically developed or acquired systems, operations or businesses that may no longer be consistent with the business environment or our strategies.  Such changes could have a material impact on our operating results.

Limited History of Profits

We have had a net loss in two of the last four annual audited reporting periods, and there is no assurance that we will not generate losses in the future or that profitability will be sustained.  As a result, our share price may decline and investors may lose all or a part of their investment in the Common Shares.

Risks Related to Supply

Product cost is our largest expense.  In the past, certain major contact lens manufacturers have refused to sell their products to direct marketers and have sought to prohibit others from doing so.  We have purchased in the past and our continuing current practice is to purchase a portion of our products from distributors who may be subject to re-sale restrictions from manufacturers.  We may not be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet existing or anticipated demand, and any such inability could have a material adverse effect on our business, financial condition and results of operations.

The branded eyeglass frames market is also dominated by a very small number of manufacturers that license various brands.  Similar to contact lens manufacturers, certain of these eyeglass frame suppliers and their distributors have previously refused to sell their products to direct marketers, including us, and have sought to prohibit others from doing so.  Some eyeglass frame suppliers have their own direct-to-consumer channels which compete with us.  We have purchased in the past and our continuing current practice is to purchase many products from distributors, some of which may be subject to re-sale restrictions from manufacturers which are intended to try to limit their ability to sell to online retailers, including us.

We have four suppliers who historically account for the majority of our contact lens inventory purchases.  In the event that several of these suppliers can no longer supply us with contact lenses, we may not be able to secure other adequate sources of supply at all or on favourable terms.  Such occurrences could adversely affect our business by increasing costs or, in the event adequate replacement supply cannot be secured, reducing net sales.  We have several suppliers that supply us with the components required in our assembly of glasses.

We are reliant on our suppliers to control the quality of both contact lenses and eyeglasses components.  Our reputation for delivering product of high quality to our customers quickly and efficiently is dependent on their ability to control product quality and identify defects.  Significant failures of product quality on the part of our suppliers could affect our reputation and impact our revenues from existing customers and our ability to grow our customer base.

We purchase our contact lens and eyeglass components both from manufacturers and a wide variety of suppliers.  We have experienced purchasers on-staff and long-standing relationships with some suppliers. However, we could still be supplied with products that are counterfeit reproductions, do not meet applicable quality standards and regulatory requirements, or that potentially violate U.S. federal and state laws and applicable laws in other jurisdictions.  Sale of such counterfeit products may expose us to legal claims, and although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

In addition, while we have internal measures in place to verify the authenticity of products sold on our websites and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, these internal measures may not always be effective. In the event that counterfeit products or products that infringe upon third-party intellectual property rights are sold on our website, we could face claims that we should be held liable for selling counterfeit products or infringing on such third-party intellectual property rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all.

Inventory Risks

We must maintain sufficient inventory levels to operate our business successfully and meet our customers’ expectations that we will have the products they order in stock.  However, we must also guard against the risk of accumulating excess inventory.  We are exposed to inventory risks as a result of rapid changes in product cycles, changes in consumer tastes, changes in wholesale pricing and foreign exchange rates, impairments of the general consumer economic environment, expiration of packaged contact lenses which have a limited shelf life, uncertainty of success of product launches, manufacturer backorders and other vendor-related problems.  In order to be successful, we must accurately predict these trends and events, which we may be unable to do successfully, and avoid over-stocking or under-stocking products.  Since introducing eyeglasses, changes in fashion and customer preferences have become a more important risk factor to us relating to inventory.  Excess inventory could lead to inventory obsolescence, but insufficient inventory could harm our customer relationships and profits and require us to make split shipments for backordered items or pay for expedited delivery from the manufacturer if we have insufficient inventory.

Consumer Credit Risk

We offer certain customers, in certain regions, the option of paying for their orders after they have been delivered, which exposes us to credit default risk.  If customers fail to honour such debts in excess of our estimated default rates, our business could be adversely affected.

Loss of Customer Database

Although our customer database is regularly replicated, and these back-ups are stored off-site, the customer database is still potentially at risk from fire, flood, earthquake, computer systems failure and theft.  In the event of a partial or total loss of our customer database, we would not be able to readily market our products, or remind customers to re-order lenses, which may decrease sales.  Additional costs may also be incurred in restoring our database, also decreasing our profitability.

Acquisitions Risk

Our future growth strategy depends in part on our ability to acquire complementary or strategic businesses or assets.  Any such acquisition could result in dilution, operating difficulties, difficulties in integrating acquired businesses and other adverse consequences.

We may acquire, and have in the past acquired, complementary or strategic businesses, technologies, services and products as part of our strategy to increase our net sales and customer base.  The process of integrating these acquisitions into our business and operations, and the integration of any future acquired business, technology, service or product, may result in unforeseen operating difficulties and expenditures.  The integration of any future acquisition also requires significant management resources that would otherwise be available for operation, ongoing development and expansion of our business.  To the extent that we miscalculate our ability to integrate and properly manage acquired businesses, or we depend on the continued service of acquired personnel who choose to leave, we may have difficulty in achieving our operating and strategic objectives.  In addition, we may not realize the anticipated benefits of any acquisition.

We continue to actively seek acquisition opportunities.  We may be unable to identify suitable acquisition opportunities or to negotiate and complete acquisitions on favourable terms, or at all.  In addition, any future acquisitions may require substantial capital resources and we may need to obtain additional capital or financing from time to time to fund these activities.  This could result in potentially dilutive issuances of our securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operation.  Sufficient capital or financing for our acquisition activities may not be available to us on satisfactory terms, or at all.

Disruption in Distribution and Assembly Facilities

We conduct all of our fulfillment operations from our distribution facilities in Vancouver, British Columbia, Canada; Stockholm, Sweden; and Sydney, Australia.  Any significant disruption of these centres’ operations will adversely affect our ability to make timely delivery of our products.  A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, server failure, power failure or systems failure, terrorist attack or other comparable event at these facilities could cause interruptions or delays in our business and loss of inventory and could render us unable to process or fulfill customer orders in a timely manner, or at all.  Further, our insurance may not adequately compensate us for losses that may occur.  In the event that a significant part of any of these facilities was destroyed or our operations were interrupted for any extended period of time, our business, financial condition and operating results would be harmed.

We assemble custom made eyeglasses on our premises using sophisticated equipment.  Our business depends on the safe and continued operation of this equipment in order to assemble these eyeglasses for our customers.  Increases in the demand for our eyeglasses would result in a need for additional equipment to sustain the rate of assembly required to ship product to customers in an acceptable time frame.  In the event that such equipment is unavailable and we are unable to secure trained operators of this equipment, our business, financial condition and operating results would be harmed.

In order to capitalize on the international marketplace for contact lenses, we may require additional overseas distribution facilities to offset the high shipping costs that customers in these markets currently incur.

Operation of Distribution Centres

If we are unable to optimize management of our distribution centres, we may be unable to meet customer expectations.  Because it is difficult to predict sales volume, we may be unable to manage our facilities in an optimal way, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity.  In addition, failure to effectively control product damage and shrinkage through effective security measures and inventory management practices could adversely impact our operating margins.  In addition, if we need to increase our distribution capacity sooner than anticipated, that expansion would require additional financing that may not be available to us on favourable terms when required, or at all.

We are dependent on a limited number of fulfillment and distribution partners.  If we are unable to expeditiously and cost-effectively obtain shipments of products from our vendors and deliver merchandise to our customers, our business and results of operations may be harmed.  We cannot control all of the various factors that might affect our timely and cost-effective procurement of products from our vendors and delivery of products to our customers.  We also rely on a limited number of third party carriers for shipments of products to and from our distribution facilities and to customers.  We are therefore subject to the risks, including increased fuel costs, security concerns, labour disputes, union organizing activity, and inclement weather, associated with our carriers’ ability to provide product fulfillment and delivery services to meet our distribution and shipping needs.  Failure to procure and deliver merchandise, either to us or to our customers in a timely and accurate manner, will harm our reputation, our business and our results of operations.  In addition, any increase in fulfillment costs and expenses could adversely affect our business and operating results.  Our operating results could also be materially adversely affected if the governments of the United States, Sweden, Norway, Denmark, Finland, Japan, Australia, the United Kingdom and the Netherlands or the various other countries in which we sell our products implement or enforce stricter importation controls.

Capital Expansion and Debt

We are rapidly expanding our eyeglasses manufacturing laboratories with additional personnel and significant capital expenditures.  Laboratories of the size and complexity that we have built are uncommon in the online optical retail business and some of our resultant fixed costs are higher than other retailers in our industry.  Accordingly, our business model relies on much higher unit volumes and lower average selling prices than is typical of the online optical retail industry.  Our labs require significant manufacturing and growth management expertise, financial capital and warehouse improvements.  We may not be effective in creating efficient and effective manufacturing facilities and we may not achieve the production capacity levels we anticipate in a cost effective manner or at all.  Some of our expansion is financed with bank debt and capital leases.  This financing is repayable in the future from our cash balances.  We may not be able to refinance these loans on favourable terms in the future, or at all.

Brand, Product and Service Awareness

If our marketing efforts are not effective in attracting and retaining customers at an acceptable cost, we will be unable to achieve sustained profitability and, if we do not establish our brand and increase awareness of our products and services, we may not build a critical mass of customers.  Promoting and positioning our brand depends largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences.  To promote our brand and our products and services, we have incurred and expect to continue to incur substantial expense in our marketing efforts to attract and retain customers.  Our brand campaign may be less successful than we anticipate, and our other promotional activities may not be effective at building our brand awareness and customer base to the extent necessary to generate sufficient revenue to become profitable.  Search engine advertisements and other online marketing initiatives comprise a substantial part of our marketing efforts and our success depends, in part, on our ability to manage costs associated with these initiatives or find other channels to acquire and retain customers cost-effectively.  The demand for and cost of some of the online advertising we use has been increasing and may continue to increase.  An inability to acquire and retain customers at a reasonable cost could make our market uneconomical and would increase our operating costs and prevent us from being profitable.  Furthermore, as our marketing efforts increase and our brand awareness increases, the risks relating to the misappropriation of our brands and trademarks also increase.  Should a competitor or other entity be successful in misappropriating our brands or trademarks, this could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Key Executives

We are dependent to a large degree on the services of our senior management team.  The loss of any of our key executives could have a material adverse effect on us.  Our ability to manage our anticipated growth will depend on our ability to identify, hire and retain highly skilled management and technical personnel.  Competition for such personnel is significant.  As a result, there can be no assurance that we will be successful in attracting and retaining such personnel.  Failure to attract such personnel could have a material adverse effect on our business, financial condition and results of operations.

Third Party Reliance for Shipping and Payment Processing

We rely heavily on third party mail and courier delivery organizations to deliver our products to customers both domestically and internationally and receive a significant portion of our payments from customers using credit cards or other electronic payment methods.  Increases in shipping, postal or payment processing rates could have a material adverse effect on our operating results as we may not be able to effectively pass such increases on to our customers.  In addition, strikes or other service interruptions by service providers could adversely affect our ability to market, deliver and collect on our sales on a timely basis.

Foreign Exchange Fluctuations

A majority of our sales and costs are denominated in currencies other than the Canadian dollar.  In addition, we have a self-sustaining foreign operation in Europe with its own functional currency.  Our operating results are significantly subject to foreign currency exchange rate fluctuations between these currencies and the currencies in which we sell, purchase or hold assets.  In particular, a weakening of the Canadian dollar relative to the United States dollar and a strengthening of the Canadian dollar relative to other world currencies could have a material adverse effect on our operating results.

Tax Complexity

We market and sell products and operate our business in a number of tax jurisdictions worldwide.  Each jurisdiction has its own sales tax, value added tax and income tax regimes.  These rules are complex and generally different in each jurisdiction.  The complexity of our multinational corporate structure could subject us to unforeseen income and commodity tax exposure.  In addition, some jurisdictions have sought to impose sales tax collection obligations on out-of-jurisdiction direct marketing companies such as ours.  A successful assertion by one or more jurisdictions that we must, or should have, collected more sales tax than we currently collect or that we are subject to additional income tax could materially and adversely affect our operating results and could require us to increase the price of our products to our customers, which could adversely affect our business, financial condition and results of operations.

Product Liability Exposure

We sell optical products to the general public, including private label products.  Consequently, we have exposure to product liability and personal injury claims related to those products.  While we maintain product liability insurance, such coverage may be inadequate to cover any liabilities we incur.  Product liability or personal injury claims brought against us could result in diverted management time, significant adverse publicity and could be costly to defend or settle.  Such costs not covered by or in excess of the available insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Protection of Domain Names

We hold various domain names, including, coastal.com, lensway.com, justeyewear.com, clearlycontacts.ca, clearlycontacts.com.au, clearlycontacts.co.nz, contactsan.com, yasuilens.com, maxlens.com, coastallens.com, lensway.se, lensway.fi, lensway.nl, lensway.no, lensway.co.uk and lensway.com.br, which are critical to the operation of our business.  We cannot practically acquire rights to all domain names similar to ours or to those of our brands, whether under existing top level domains or those which may be issued in the future.  If third parties acquire rights to use similar domain names, our brands may be damaged and we may lose sales.  In addition, we have customary contractual rights to the use of our domain names, but if we were to lose our rights, the loss could have a material adverse effect on our business operations and results of operations.

Infringement of Intellectual Property Rights of Third Parties

Other parties may claim that we infringe their proprietary rights.  We may be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties.  Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.  We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all.  In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own in providing e-commerce services to other businesses and individuals under commercial agreements.

Litigation

The Company is currently subject to litigation and may be involved in disputes with other parties in the future, which may result in litigation.  If we are unable to resolve these disputes favourably, it may have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Dependence on Telephone, Internet and Management Information Systems

Our success depends, in part, on the ability to provide prompt, accurate and complete service to customers on a competitive basis, and the ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through telephone and proprietary management information systems.  A significant disruption in telephone, Internet or management information systems could harm relations with customers and the ability to manage our operations.  From time to time, we have experienced temporary interruptions in telephone and Internet service as a result of technical problems experienced by our long-distance carriers and Internet providers.  Similar interruptions may occur in the future and such interruptions may harm our business.  Furthermore, extended or repeated reliance on our back-up computer systems may harm our business by increasing costs associated with the operation of our call centres.

International Regulatory Environment — Failure to Meet International Regulatory Requirements

The sale and distribution of contact lenses and other optical products is subject to various governmental laws and regulations.  We sell to consumers in various states, provinces, cantons and countries, and our sales may therefore be subject to the laws of such various jurisdictions.  The laws and regulations governing the distribution and sale of contact lenses vary from jurisdiction to jurisdiction but are generally classifiable into the following categories: (i) laws that require contact lenses and/or optical products to be sold only with a prescription; (ii) laws that require contact lenses and/or optical products to be sold only in transactions that occur with an eye care practitioner (ECP) in personal attendance or operating in a supervisory role; (iii) laws that require those selling contact lenses and/or optical products to be licensed as ECPs; (iv) laws that do not specifically address contact lenses and/or optical products or that are ambiguous; and (v) laws which we believe place no restrictions on the distribution and sale of replacement contact lenses and/or optical products.

The United States has laws and regulations that require that contact lenses only be sold to a consumer pursuant to a valid prescription.  Satisfying such prescription requirement, in some jurisdictions, places on the seller an obligation to verify such customer’s prescription information with the customer’s ECP while, in other jurisdictions, a written prescription is required to be obtained before providing the contact lenses to the consumer.  Where required, and in particular in the United States, it is our current general operating practice to obtain the customer’s prescription or, if possible, verify such prescription with the customer’s ECP.  If the customer is unable to provide us with a copy of his or her prescription, we request that the customer provide us with the exact prescription specification and we then contact the ECP directly to attempt to verify the customer’s prescription.  Where required, we communicate to the ECP the information received from the customer and inform the ECP that unless the ECP advises that such information has expired or is incorrect, we will proceed to complete the sale and ship the contact lenses.  Although we and certain of our consultants are licensed or registered to sell contact lenses in certain jurisdictions, neither we nor any of our employees or consultants are licensed or registered in each jurisdiction in which we conduct our business.  Any action or proceeding commenced against us based on lack of compliance with applicable laws or regulations of any jurisdiction could result in significant fines to us, our being prohibited from making sales in a particular jurisdiction and/or our being required to comply with such laws or other penalties.  Other jurisdictions could also rely on such judgments in pursuing their own similar judgments.  Such required compliance could result in increased operating costs to us, the loss of a substantial portion of our customers for whom we are unable to obtain or verify prescription information, the inability to sell to customers in a particular jurisdiction and other penalties and civil fines.  The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.  We can provide no assurance that any jurisdiction will not enact or impose laws or regulations that prohibit direct-to-consumer marketing of contact lenses or prescription eyeglasses or otherwise impair our ability to sell our products.

The nature of our business requires that we import contact lenses and eyeglasses into various jurisdictions, including, but not limited to, the United States, a number of countries in the European Union, Japan, Australia and New Zealand. Certain of these countries also have legislation and regulations which govern the importing of contact lenses and eyeglasses, including regulations regarding packaging, labelling, testing and quality as well as import documentation requirements. While we work to be in compliance with such regulations and requirements, if one of our shipments or those of our suppliers are found not to comply with applicable import regulations or requirements, there could be delays in our ability to deliver our products to our customers, which could adversely affect our reputation, financial condition and results of operations.

If there is a change in applicable import regulations or requirements, and if we or one of our suppliers fail to comply with such new regulations or requirements, restrictions could be  imposed on either us or our suppliers in connection with the importing of products, which would have a material adverse effect on our business, financial condition and results of operations  Our business, financial condition and results of operations could also be materially adversely affected by lobbying action by licensing and regulatory bodies who wish to restrict the sale of our products.

The Fairness to Contact Lens Consumers Act (the “FCLCA”)

The FCLCA, which establishes a national uniform standard in the United States with regard to releasing and verifying contact lens prescriptions, requires all ECPs to give patients a copy of their prescription after they have been fitted for contact lenses, whether patients request it or not.  It also requires all ECPs to respond to direct marketers’ requests to verify consumer prescriptions and provides that their failure to respond within eight business hours shall result in the prescription being presumed valid.  We believe that since the enactment of the FCLCA, many orders have been cancelled unnecessarily by ECPs who prefer to record sales of contact lenses at their own store.  ECPs may, among other things, solicit our customers during the verification delay period, respond that prescriptions are expired or invalid but then sell contact lenses without further examination or refuse to release prescriptions automatically to all contact lens wearers.  If ECPs fail to comply with the FCLCA, and if the new rules are not vigorously enforced, the new prescription verification requirements could have a material adverse effect on our net sales.  Furthermore, we are unable to monitor and ensure that our competitors follow the requirements of the FCLCA, or, if they do follow the requirements of the FCLCA, that they follow them to the same extent that we do.  Failure to follow the provisions of the FCLCA will give our competitors an advantage over us to the extent that such non-compliance is undetected by reducing the compliance costs associated with the FCLCA of these competitors.

Compliance with U.S. and Canadian Regulatory Requirements Applicable to Medical Device Operations

Contact lenses and eyeglasses are regulated as medical devices in the United States by the Federal Food and Drug Administration (“FDA”) and in Canada by Health Canada. Under the United States Food, Drug, and Cosmetic Act (the “FDC Act”) in the United States, medical devices must meet a number of regulatory requirements and are subject to “general controls” which include: registration with the FDA; listing commercially distributed products with the FDA; complying with good manufacturing practices under the quality system regulations; filing reports with the FDA and keeping records of certain types of adverse events associated with devices under the medical device reporting regulations; assuring that device labelling complies with FDA requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing. The Food and Drugs Act (the “FD Act”) in Canada has similar requirements.  We attempt to ensure that the contact lenses and eyeglasses we buy comply with U.S. federal and state laws and with Canadian laws.  However, we cannot ensure that the contact lenses or the eyeglasses we sell comply with the FDC Act or the FD Act.

The distribution of medical devices that do not comply with the FDC Act or the FD Act is unlawful and subjects the distributor and the devices themselves to regulatory action.  Such regulatory action may include legal action by the U.S. Department of Justice (on behalf of the FDA) and/or various forms of FDA enforcement and compliance actions. These legal, enforcement and compliance actions include, but are not limited to the issuance of warning letters, untitled letters, recalls, fines, penalties, injunctions, seizures, prosecutions, adverse publicity (such as FDA press releases), or other adverse actions.

The FDA and United States Customs and Border Protection may inspect shipments of our products for compliance with applicable regulatory requirements. Should these inspections indicate even the mere appearance of non-compliance with applicable medical device controls or requirements, it could expose us to additional import/export-related enforcement and compliance actions which could result in the destruction or detention of the non-compliant products, and significant delays in delivery of products to our customers.  The FDA can place products or a manufacturer or supplier on the FDA’s automatic detention list if the products are found to regularly be non-compliant.  Products of companies on the automatic detention list are automatically detained without inspection, examination or sampling, which can significantly slow delivery of products into the U.S.   While our products have not in the past been on the automatic detention list, we have had in the past, and may have in the future, certain shipments of our products detained by the FDA for inspection.  If such detentions occur with regularity or greater frequency or if we are placed on the automatic detention list, such events could have a significant material adverse affect on customer satisfaction and loyalty and our reputation for quick and reliable delivery, as well as adversely affect our business, results of operations and financial condition.

Similar sanctions may be enacted by government regulatory authorities in other markets where we conduct business

Misbranded Contact Lenses

The FDA also regulates the labelling of medical devices.  The contact lenses that we sell are prescription devices, and therefore contain the following statement required by FDA regulations: “Caution: Federal law restricts this device to sale by or on the order of a                         (physician or other licensed practitioner)”.  However, because of the difficulty we have encountered in obtaining prompt responses from ECPs, we sometimes sell lenses based solely on the ECP’s passive verification of the prescription information provided by the customer without a written prescription or other order by the customer’s ECP.  Although the FDA has not objected to the sale of contact lenses without a written prescription or other order directly from the customer’s ECP, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded.  The sale of misbranded devices is unlawful under the FDC Act and can result in warning letters, seizure, injunctions, civil penalties or prosecution.  Such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Changes in the Legal Environment

Given the extensive regulation which governs our business, any changes in this regulatory regime could have a material adverse effect on our business, financial condition and results of operations.  We seek to ensure that we remain in broad compliance with all legislation and regulations which impact our business, but there can be no assurance that we will timely respond to all such changes or that such responses will satisfy new requirements.

Competition from Alternative Optical Technologies

We encounter competition from alternative technologies, such as surgical refractive procedures, including new refractive laser procedures such as PRK, or photorefractive keratectomy, and LASIK, or laser in situ keratomileusis.  If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for our products.  Accordingly, these procedures, or other alternative technologies that may be developed in the future, may cause a substantial decline in the number of contact lens and eyeglass wearers and harm our business.

Competition from Traditional and Online Retailers

We compete in an emerging market that is highly competitive, and it is our expectation that competition will increase in the future.  We compete with a variety of companies, many of which have significantly greater financial, technical, lobbying and marketing resources.  These competitors include: (i) various online and mail-order stores that sell contact lenses; and (ii) existing drugstores and optical chains.  Many of these drugstores and optical chains, which include multinational, national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass market retailers, independent drugstores and local merchants, have existed for a longer period of time, have greater financial resources, have established marketing relationships with leading suppliers and have secured a greater presence in certain distribution channels.  Some of these companies may also commence or expand their presence on the Internet and we cannot predict how successful such companies may be online.  In addition, our online competitors can duplicate many of the services and content offered on our websites.  There can be no assurance that we will be able to effectively compete with present or future competitors and such competition could have a material adverse effect on our business and financial condition.

Seasonality

Seasonality effects may impact our revenue distribution throughout the year.  Consistent with the fashion and beauty industries, sales are generally much stronger during the spring, summer and fall months.  There can be no assurance that we will be able to effectively manage the seasonal fluctuations in our revenues and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Internet

Continued Growth in Use of the Internet

The Internet is rapidly evolving.  A decrease in the growth of Internet usage could harm our business.  The following factors may inhibit growth in Internet usage, limit visits to our Internet addresses or limit orders placed through our websites: (i) inadequate Internet infrastructure; (ii) security and privacy concerns; (iii) inconsistent quality of service; and (iv) unavailability of low cost, high-speed service.

Our success is dependent, in part, upon the ability of Internet infrastructure to support increased use.  The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase.  The Internet has experienced a variety of outages due to damage to portions of its infrastructure.  If outages or delays occur frequently in the future, Internet usage, including usage of our websites, could grow slowly or decline.  Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts of time and money to adapt and develop solutions accordingly.

Online Security Breaches

Secured transmission of confidential information over the Internet is essential to maintaining customer confidence.  Substantial or ongoing security breaches of our systems or other related Internet-based systems could significantly harm our business.  Any penetration of our network security or other misappropriation of our users’ personal information could subject us to liability and damage our reputation.  We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims.  Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes.  These claims could result in litigation and financial liability.  We rely on licensed encryption and authentication technology to effect secured transmissions of confidential information, including credit card numbers.  It is possible that advances in computer capabilities, new discoveries or other developments could result in the technology we use to protect our customers’ transaction data becoming obsolete or ineffective.

We may incur substantial expenses to protect against and remedy security breaches and their consequences.  Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.  We cannot guarantee that our security measures will prevent security breaches.

Website Complications

The satisfactory performance, reliability and availability of our websites, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels.  Our network and communications systems are vulnerable to system interruption and damage, which could harm our operations and reputation and lead to a material adverse effect on our business, financial condition and results of operations.

Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems.  We experience periodic system interruptions that impair the performance of our transaction systems or make our websites inaccessible to customers.  These systems interruptions may prevent us from efficiently accepting and fulfilling orders, timely sending out promotional e-mails and other customer communications, introducing new products and features on our websites, timely responding to customers, or providing services to third parties.  Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, which could cause them to avoid our websites, drive them to our competitors, and harm our reputation.  To minimize future system interruptions, we need to continue to add software and hardware and improve our systems and network infrastructure to accommodate increases in website traffic and sales volume.  We may be unable to timely and effectively upgrade and expand our systems and integrate additional functionality into our existing systems in a cost effective manner.  Any of the aforementioned circumstances could have a material adverse effect on our business, financial condition and results of operations.

Our systems and operations, and those of our suppliers and Internet service providers, are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of-service attacks, physical or electronic break-ins, sabotage, and similar events.  Any of these events could lead to system interruptions, service delays and loss of critical data for us, our suppliers or our Internet service providers, and could prevent us from accepting and fulfilling customer orders.  Any significant interruption in the availability or functionality of our websites or our customer processing, distribution or communications systems, for any reason, could have a material adverse effect on our business, financial condition and results of operations.

Response to Emerging Technologies

As the Internet and online commerce industry evolve, we must license leading technology useful in our business, enhance our existing services and develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost effective and timely basis.  We may not be able to successfully implement new technologies or adapt our websites, proprietary technology and transaction processing systems to customer requirements for emerging industry standards.  If we are unable to do so, it could have a material adverse effect on our business, financial condition and results of operations.

Government Regulation of Internet and Data Transmission

Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent.  Rapid growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online and, in particular, companies that fill prescriptions for disposable contact lenses and optical products.  Adoption or modification of laws or regulations relating to online business could have a material adverse effect on our business, financial condition and results of operations.

Potential Liability for Website Content

Due to the fact that we post product information and other content on our websites, we face potential liability for negligence, copyright, patent or trademark infringement, defamation, indecency and other claims based on the nature and content of the materials posted.  In the past, such claims have been brought and in some cases resulted in a successful suit against the Internet content distributors.  In addition, we could be exposed to liability with respect to unauthorized duplication of content or unauthorized use of another party’s proprietary technology.  Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.  Any imposition of liability that is not covered by insurance or that is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Investment in Common Shares

Limited Trading Volume / History

The Common Shares have experienced limited trading volume on the TSX and OMX Stockholm over the last few years.  There can be no assurance of adequate liquidity for the Common Shares in the future.

The Common Shares began trading on NASDAQ on October 25, 2012 and there can be no assurance that there will be an active trading market for the Common Shares on NASDAQ.

Continued Listing Requirements

We must meet continued listing requirements to maintain the listing of the Common Shares on the TSX and NASDAQ.  If we fail to meet any of the TSX’s continued listing requirements and the TSX attempts to enforce compliance with its rules, the Common Shares may be delisted from the TSX.  Likewise, if we fail to meet any of NASDAQ’s continued listing requirements and NASDAQ attempts to enforce compliance with its rules, the Common Shares may be delisted from NASDAQ.  If the Common Shares were to be delisted or suspended from trading from the TSX or NASDAQ, shareholders may have difficulty in liquidating their Common Shares.

If we are delisted from the TSX and obtain a substitute listing for the Common Shares in Canada, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the TSX.  Shareholders may not be able to sell their Common Shares on any such substitute Canadian market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  Moreover, in the event that we are not able to obtain a listing on another Canadian stock exchange or quotation service for the Common Shares, it may be extremely difficult or impossible for shareholders to sell their Common Shares in Canada.

Likewise, if we are delisted from NASDAQ and obtain a substitute listing for the Common Shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ.  Shareholders may not be able to sell their Common Shares on any such substitute United States market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  Moreover, in the event that we are not able to obtain a listing on another United States stock exchange or quotation service for the Common Shares, it may be extremely difficult or impossible for shareholders to sell their Common Shares in the United States.

As a result of these factors, if the Common Shares were to be delisted from the TSX or NASDAQ, the price of the Common Shares is likely to decline.  A decline in the price of the Common Shares will impair our ability to obtain financing in the future.

Dilution

If you purchase Common Shares, you will pay more for your shares than the net tangible book value of outstanding Common Shares.  As a result, you will experience an immediate and substantial dilution in the net tangible book value of your shares.  The Company has previously granted options to certain directors, officers, employees and consultants to acquire Common Shares.  To the extent these outstanding options are exercised in the future, you will incur further dilution.

We also have the authority to issue an unlimited number of Common Shares and preferred shares.  We may undertake additional offerings or issuances of securities in the future.  The increase in the number of Common Shares outstanding and the possibility of sales or issuances of such Common Shares may have a negative impact on the price of shares already outstanding.  In addition, in the event of an issuance of additional Common Shares, the voting power of our existing shareholders would be diluted.

Control by Officers and Directors

As of November 6, 2012, our officers and directors beneficially owned, directly or indirectly, or exercised control or direction over approximately 19.5% of the aggregate voting power of the Company, which would allow such shareholders, in the event that they acted together, to limit the actions taken by other shareholders of the Company, including the election of directors.  Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to our shareholders and may also discourage acquisition bids for the Company and limit the amount certain investors may be willing to pay for the Common Shares.  There can be no guarantee that the concentration of ownership of Common Shares by our officers and directors will not increase in the future.

Future Sales of Common Shares by the Selling Shareholders

Subject to compliance with applicable securities laws, the Selling Shareholders may sell some or all of their Common Shares in the future.  No prediction can be made as to the effect, if any, such future sales of Common Shares will have on the market price of the Common Shares prevailing from time to time.  However, the future sale of a substantial number of Common Shares by the Selling Shareholders, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares.

Enforceability of U.S. Civil Liabilities

We are a corporation incorporated and existing under the laws of Canada.  All or a substantial portion of our assets are located outside of the United States and some or all of our officers and directors are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets are located outside of the United States.  As a result, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities of such officers or directors under United States federal securities laws.  See “Enforceability of Certain Civil Liabilities” in this Prospectus.

Dividends

The Company has never paid any cash dividends on the Common Shares.  The Company does not anticipate paying any cash dividends on the Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business.  The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors that the board of directors of the Company may consider appropriate in the circumstances.  See “Dividends” in this Prospectus.

LEGAL MATTERS

Certain Canadian legal matters relating to any offering under a Prospectus Supplement will be passed upon on our behalf by Cassels Brock & Blackwell LLP.  Certain United States legal matters relating to any offering under a Prospectus Supplement will be passed upon on our behalf by Neal, Gerber & Eisenberg LLP.  As of the date of this Prospectus, the partners and associates of Cassels Brock & Blackwell LLP and Neal, Gerber & Eisenberg LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class issued by the Company.  In addition, certain legal matters in connection with any offering under a Prospectus Supplement will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP at its principal offices located at 777 Dunsmuir Street, 9th Floor, Vancouver, British Columbia, V7Y 1K3.

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its offices located in Vancouver, British Columbia.  The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, N.A. at its offices located in Golden, Colorado.

REGISTRATION AND TRANSFER

Other than in the case of book-entry-only Common Shares, Common Shares may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the applicable Prospectus Supplement.  There may be a service charge will be made for any transfer, conversion or exchange of the securities and the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith.  Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request.  If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Common Shares, a global certificate or certificates representing the Common Shares may be held by a designated depository for its participants. The Common Shares must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies.  The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Common Shares. The interest of such holders of Common Shares will be represented by entries in the records maintained by the participants.  Holders of Common Shares issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances.  Each holder will receive a customer confirmation of purchase from the participants from which the Common Shares are purchased in accordance with the practices and procedures of that participant.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: (a) the documents referred to under “Documents Incorporated by Reference”; (b) our condensed consolidated interim financial statements as at July 31, 2012 and for the three and nine months ended July 31, 2012 and 2011, including a note explaining the impact of transition from Canadian GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board; (c) our condensed consolidated interim financial statements as at April 30, 2012 and for the three and six months ended April 30, 2012 and 2011, including a note explaining the impact of transition from Canadian GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board; (d) our condensed consolidated interim financial statements as at January 31, 2012 and for the three months ended January 31, 2012 and 2011, (e) the consent of KPMG LLP; (f) the consent of Cassels Brock & Blackwell LLP; and (g) powers of attorney from directors and officers of the Company.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada.  Copies of this Prospectus and the documents incorporated by reference herein may be obtained on request, without charge, from the Chief Financial Officer of Coastal Contacts Inc. at our head office at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, telephone (604) 676-1551, and are also available electronically at www.sedar.com.

In addition to the continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational reporting requirements of the Exchange Act, and in accordance therewith file reports with, and furnish other information to, the SEC.  Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of certain Canadian jurisdictions, which differ in certain respects from those in the United States.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we may not be required to publish financial statements as promptly as United States companies.

You may read any document we have filed with or furnished to the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549.  Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.  The SEC also maintains a website, at www.sec.gov, that contains reports and other information we have filed with the SEC on EDGAR.

We have filed with the SEC under the Securities Act a registration statement on Form F-10 relating to the securities being offered hereunder and of which this Prospectus forms a part.  This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC.  Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in the provinces of British Columbia and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto.  The securities legislation in the provinces of British Columbia and Ontario further provides a purchaser with remedies for rescission or damages if the prospectus or any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities Act (British Columbia) and the Securities Act (Ontario), as applicable.  The purchaser should refer to any applicable provisions of the Securities Act (British Columbia) or the Securities Act (Ontario) for the particulars of these rights or consult with a legal advisor.

Rights and remedies may also be available to purchasers under United States laws; purchasers may wish to consult with a United States lawyer for particulars of these rights.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus dated November 7, 2012 relating to the sale and issue of common shares of Coastal Contacts Inc. (the “Entity”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form base-shelf prospectus of our report to the shareholders of the Entity on the consolidated balance sheets as at October 31, 2011 and October 31, 2010, and the consolidated statements of operations and comprehensive earnings (loss), deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.  Our report is dated December 13, 2011.

We also consent to the incorporation by reference in the above mentioned short form base-shelf prospectus of our report to the directors and shareholders of the Entity on the supplementary information Schedule — Reconciliation to US GAAP, as at October 31, 2011 and 2010 and for the years then ended.  Our report is dated October 15, 2012.

(Signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

November 7, 2012

CERTIFICATE OF THE COMPANY

Dated:  November 7, 2012

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form base shelf prospectus as required by the securities legislation of the provinces of British Columbia and Ontario.

(Signed) ROGER V. HARDY Chief Executive Officer	(Signed) NICHOLAS S. BOZIKIS Chief Financial Officer

On behalf of the Board of Directors

(Signed) JEFFREY R. MASON Director	(Signed) JEFF BOOTH Director

C-1

3,000,000 Common Shares

PROSPECTUS SUPPLEMENT

Roth Capital Partners	Craig-Hallum Capital Group

March 26, 2013